Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Capital Stock

of

Michael Baker Corporation

at

$40.50 Per Share

by

CDL Acquisition Co. Inc.

a direct wholly owned subsidiary

of

Integrated Mission Solutions, LLC

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,

AT THE END OF OCTOBER 7, 2013

UNLESS THE OFFER IS EXTENDED (THE “EXPIRATION DATE”).

CDL Acquisition Co. Inc., a Pennsylvania corporation (“Purchaser”, “we” or “us”), which is the successor by merger to Project Steel Merger Sub, Inc., a Delaware corporation (“DE Merger Sub”), is offering to purchase all of the outstanding shares of common capital stock, par value $1.00 per share (the “Shares”), of Michael Baker Corporation, a Pennsylvania corporation (“Baker”), at a price of $40.50 per Share in cash, without interest and subject to any required withholding taxes (the “Offer Price”), on the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, collectively the “Offer”). All references to this Offer to Purchase, the Letter of Transmittal and the Offer include any amendments or supplements to these documents.

Payment of the Offer Price will be subject to any applicable withholding taxes. No interest will be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for the Shares.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated July 29, 2013, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated August 30, 2013 (as such agreement may be further amended or supplemented from time to time, the “Merger Agreement”), among Integrated Mission Solutions, LLC, a Delaware limited liability company (“IMS”), Purchaser and Baker. See Section 12—“Purpose of the Offer; Plans for Baker; the Merger Agreement; the Non-Disclosure and Confidentiality Agreement; Facilitation Agreement; Dissenters Rights; Going Private Transactions” for a description of the Merger Agreement. The Offer is subject to the conditions described in Section 14—“Conditions of the Offer”.

The Merger Agreement provides that if the Offer is completed and the conditions described in this Offer to Purchase are satisfied, Purchaser will merge with and into Baker (the “Merger”), with Baker continuing as the surviving corporation and a wholly owned subsidiary of IMS. Holders of Shares will be paid the same price in the Merger as the Offer Price.

Baker’s Board of Directors (the “Baker Board”) has unanimously (i) authorized, approved and adopted the Merger Agreement, the Offer, the Merger, and the transactions contemplated thereby, (ii) declared that the Merger Agreement, the Offer, the Merger, and the transactions contemplated thereby are advisable and fair to Baker’s shareholders and in the best interests of Baker, and (iii) recommended that Baker’s shareholders accept the Offer and tender their Shares pursuant to the Offer, and if required under applicable law to effect the Merger, the Merger Agreement be submitted to Baker’s shareholders entitled to vote thereon for the purpose of approving the Merger Agreement and that Baker’s shareholders vote to approve and adopt the same. For information with respect to the position of the Baker Board with respect to the Offer, please review Baker’s Schedule 14D-9, which is being distributed to shareholders together with this Offer to Purchase.

The Offer is subject to the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the absence of any material adverse effect with respect to Baker and other customary conditions. The waiting period under the HSR Act expired at 11:59 p.m., New York City time, on August 27, 2013.

The Offer is also conditioned upon there being validly tendered and not validly withdrawn prior to the Expiration Date that number of Shares that, together with any other shares of Baker capital stock beneficially owned by IMS and its subsidiaries, constitute a majority of the total number of outstanding Shares on an as-converted, fully diluted basis. See Section 14—“Conditions of the Offer”. Thomas J. Campbell, an affiliate of Purchaser, has agreed to tender his Shares in the Offer. Mr. Campbell’s Shares represent 5.1% of the outstanding Shares on a fully diluted basis.

A summary of the principal terms of the Offer appears on pages (ii) through (iii). You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

INSTRUCTIONS ON HOW TO TENDER

Section 3—“Procedure for Tendering Shares” of this Offer to Purchase and the Letter of Transmittal contain detailed instructions. If you do not wish to tender your Shares in the Offer, there is nothing further you must do. If you wish to tender all or any portion of your Shares in the Offer, below is a summary of what you must do:

•	If you hold your Shares through a broker, bank, trust company or other nominee, you must contact your broker, bank, trust company or such other nominee and give instructions that your Shares be tendered.

•	If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with the certificates representing Shares tendered to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), or follow the procedures for book-entry transfer set forth in Section 3—“Procedure for Tendering Shares” of this Offer to Purchase. These materials must reach the Depositary before the Expiration Date.

•	If you are a record holder but your stock certificate is not available or you may not deliver it to the Depositary before the Expiration Date, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”). Please call Georgeson Inc. (the “Information Agent”), toll free at (888) 666-2580 for assistance.

This Offer to Purchase and related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer. We urge you to obtain a current market quotation for the Shares. See Section 6—“Price Range of Shares; Dividends”. You may contact the Information Agent or Jefferies LLC as dealer-manager (the “Dealer-Manager”) with any questions, requests for assistance or requests for additional copies of the documents referred to in this Offer to Purchase. You can also find copies of the offer materials at the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

The Information Agent for the Offer is:

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

All Holders Call Toll Free: (888) 666-2580

Email: MichaelBaker@georgeson.com

The Dealer-Manager for the Offer is:

520 Madison Ave

New York, NY 10022

All Holders Call Toll Free: (877) 547-6340

September 9, 2013

TABLE OF CONTENTS

SUMMARY TERM SHEET		ii

QUESTIONS AND ANSWERS RELATING TO THE OFFER		iv

INTRODUCTION		1

THE OFFER		1

1.	Terms of the Offer	1

2.	Acceptance for Payment and Payment	4

3.	Procedure for Tendering Shares	5

4.	Withdrawal Rights	7

5.	Certain U.S. Federal Income Tax Considerations	8

6.	Price Range of Shares; Dividends	10

7.	Possible Effects of the Offer on the Market for Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations	11

8.	Certain Information Concerning Baker	12

9.	Certain Information Concerning Purchaser and IMS	12

10.	Source and Amount of Funds	14

11.	Background of the Offer	16

12.	Purpose of the Offer; Plans for Baker; the Merger Agreement; the Non-Disclosure and Confidentiality Agreement; Facilitation Agreement; Dissenters Rights; Going Private Transactions	19

13.	Dividends and Distributions	36

14.	Conditions of the Offer	36

15.	Certain Legal Matters; Regulatory Approvals	38

16.	Fees and Expenses	42

17.	Miscellaneous	42

i

SUMMARY TERM SHEET

This summary term sheet highlights material provisions of this Offer to Purchase and may not contain all of the information that is important to you. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase. You should carefully read the remainder of this Offer to Purchase and the related Letter of Transmittal in their entirety.

Tender Offer; Offer Price:	Tender offer for all outstanding Shares of Baker for $40.50 per Share in cash, without interest and subject to any applicable withholding taxes, on the terms and subject to the conditions of the Offer.

Expiration Date:	12:00 midnight, New York City time, at the end of October 7, 2013. The Expiration Date may be extended in accordance with the Merger Agreement.

Purchaser:	CDL Acquisition Co. Inc., a Pennsylvania corporation formed for the purpose of making the Offer, and a direct wholly owned subsidiary of IMS.

Minimum Condition:	A minimum condition to our obligation to complete the Offer is that there shall have been validly tendered to Purchaser in the Offer and not validly withdrawn that number of Shares which, together with the Shares beneficially owned by IMS or us, represents a majority of the outstanding Shares, determined on a fully diluted basis (this condition is referred to as the “Minimum Condition”).

Other Conditions:	We are not required to complete the Offer unless:

•	the applicable waiting period (and any extension of such applicable waiting period) under the HSR Act, has expired or terminated (the “Antitrust Condition”); and

•	other customary conditions are satisfied or waived.

The conditions of the Offer are described in Section 14—“Conditions of the Offer”. The waiting period under the HSR Act expired at 11:59 p.m., New York City time, on August 27, 2013, and therefore the Antitrust Condition has been satisfied. We may waive some of the conditions to the Offer without the consent of Baker. We may not, however, waive the Minimum Condition without the consent of Baker.

Financing:	The completion of the Offer is not conditioned upon obtaining or funding of any financing arrangements. A portion of the approximately $563 million required to fund the Offer and related expenses and repay existing indebtedness is expected to come from the debt financing arrangements described in Section 10—“Source and Amount of Funds”.

Baker Board Recommendation:

The Baker Board unanimously recommends (subject to the terms of the Merger Agreement) that Baker shareholders (the “Shareholders”) tender their Shares into the Offer and, if necessary under applicable law, vote their Shares to adopt the Merger Agreement. See Section 11—“Background of the Offer”.

Withdrawal Rights:	You may withdraw some or all of the Shares that you previously tendered into the Offer at any time prior to the Expiration Date of the Offer (as it may be extended). Once we accept your tendered Shares for payment upon expiration of the Offer, however, you will no longer be able to withdraw such tendered Shares. In addition, you may not withdraw Shares tendered during a subsequent offering period. To withdraw Shares from the Offer, you must deliver a written notice of withdrawal with the required information to the Depositary for the Offer while you have the right to withdraw the shares. If you tendered Shares by giving instructions to a broker, bank, trust company or other nominee, you must instruct the broker, bank, trust company or other nominee to arrange to withdraw your Shares. See Section 4—“Withdrawal Rights”.

Recent Share Trading Prices:	The closing price for Shares was $29.60 per share on July 26, 2013, the last full trading day before the announcement of the Merger Agreement. The Offer Price represents a 37% premium to Baker’s closing share price of $29.60 on July 26, 2013, a 55% premium to the average 90-day share price as of July 26, 2013 and a 93% premium to the share price on December 18, 2012, the day before one of our affiliates publicly proposed to acquire Baker. You should obtain a current quote for the market price of Shares. See Section 6—“Price Range of Shares; Dividends”.

If the Offer is successful, the Shares may continue to be traded on the New York Stock Exchange (“NYSE”) until the time of the Merger, although we expect trading volume to be significantly below its pre-Offer level. The time period between completion of the Offer and the Merger could be very short.

Certain U.S. Federal Income Tax Considerations:	In general, your sale of Shares for cash will be a taxable transaction for U.S. federal income tax purposes. You should consult your tax advisor about the tax consequences to you of tendering your Shares into the Offer in light of your particular circumstances. See Section 5—“Certain U.S. Federal Income Tax Considerations”.

QUESTIONS AND ANSWERS RELATING TO THE OFFER

The following are answers to some of the questions you, as a Shareholder, may have about the Offer. You should carefully read the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which this Offer to Purchase refers because the information in this Offer to Purchase is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

Our name is CDL Acquisition Co. Inc., a Pennsylvania corporation formed for the purpose of acquiring all of the Shares. We are a direct wholly owned subsidiary of Integrated Mission Solutions, LLC, a Delaware limited liability company. See the “Introduction” to this Offer to Purchase and Section 9—“Certain Information Concerning Purchaser and IMS”.

Why are we making the Offer?

We are making the Offer because we want to acquire control of, and ultimately all of the Shares of, Baker. Following the completion of the Merger, Baker will become a wholly owned subsidiary of IMS.

When do you expect the Offer to be completed?

We intend to complete the Offer as soon as we can. The Expiration Date of the Offer is 12:00 midnight, New York City time, at the end of October 7, 2013, subject to the satisfaction or waiver of the conditions to the Offer, unless extended in accordance with the Merger Agreement. See Section 12—“Purpose of the Offer; Plans for Baker; the Merger Agreement; the Non-Disclosure and Confidentiality Agreement; Facilitation Agreement; Dissenters Rights; Going Private Transactions—the Merger Agreement—Extensions of the Offer”.

Can the Expiration Date be extended and, if so, under what circumstances?

Yes. We have agreed in the Merger Agreement that so long as neither Baker nor IMS terminates the Merger Agreement in accordance with the terms of the Merger Agreement:

•	and if the conditions to the Offer have not been satisfied or waived, we may extend the Offer for successive periods of up to 10 business days each (or such longer period of up to 20 business days if Baker consents in writing), to permit any of the conditions to the Offer (including the Minimum Condition) to be satisfied;

•	and if the conditions to the Offer have not been satisfied or waived, we will extend the Offer, for up to 7 business days on one occasion if requested by Baker;

•	we may extend the Offer for up to 10 business days on one occasion on the initial Expiration Date if the debt financing or alternative financing contemplated by the Merger Agreement has not been received by IMS or us (and the financing sources have not confirmed that sufficient funds will be available at the closing of the Offer to consummate the Offer); and

•	we will extend the Offer for any period required by law or the rules, regulations, interpretations or positions of the Securities and Exchange Commission or its staff (the “SEC”).

We will not, however, be required to extend the Offer beyond the “outside date”, which is November 29, 2013. See Section 1—“Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of the extension and we will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was previously scheduled to expire. See Section 1—“Terms of the Offer”.

How do I tender my Shares?

If you wish to accept the Offer:

•	If you hold your Shares through a broker, bank, trust company or other nominee, you must contact your broker, bank, trust company or other nominee and give instructions that your Shares be tendered. See Section 3—“Procedure for Tendering Shares” for further details.

•	If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with the certificates representing Shares tendered to the Depositary, or follow the procedures for book-entry transfer set forth in Section 3—“Procedure for Tendering Shares” of this Offer to Purchase. These materials must reach the Depositary before the Expiration Date. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad—15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (each, an “Eligible Institution”), unless the Shares tendered are tendered (i) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. Detailed instructions are contained in the Letter of Transmittal and in Section 3—“Procedure for Tendering Shares” of this Offer to Purchase. See Section 3—“Procedure for Tendering Shares” for a description of the terms of the Letter of Transmittal and the representations, warranties and covenants required to be made and agreed to by a tendering Shareholder.

•	If you are a record holder but your stock certificate is not available or you may not deliver it to the Depositary before the Expiration Date, you may be able to tender your shares using the enclosed Notice of Guaranteed Delivery. Please call the Information Agent toll free at (888) 666-2580 for assistance. See Section 3—“Procedure for Tendering Shares” for further details.

Will I have to pay any fees or commissions?

If you are the record holder of your Shares (i.e., a stock certificate has been issued to you) and you directly tender your shares in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, banker or other nominee, and your broker tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply.

Do IMS and Purchaser have the financial resources to make payment?

Yes. We estimate that we will need approximately $563 million to purchase all Shares validly tendered in the Offer, to pay the Merger Consideration in connection with the Merger, to refinance substantially all of the existing indebtedness for borrowed money of IMS and Baker and to pay related fees and expenses. A portion of the approximately $563 million is expected to come from borrowings pursuant to the financing commitments given to IMS by Jefferies Finance LLC (“Jefferies Finance”). We expect that additional sources for

v

financing the Offer will be cash and cash equivalents on the balance sheet of Baker (which will not be legally available until completion of the Merger), unrestricted cash and cash equivalents on the balance sheet of IMS and equity financing in the amount of up to $52.5 million from Thomas J. Campbell, an affiliate of Purchaser, as described in the equity commitment letter. These commitments are described below in Section 10—“Source and Amount of Funds”. The completion of the Offer is not conditioned upon obtaining or funding of IMS’s financing commitments.

Will the Offer be followed by a Merger?

Yes, unless the conditions to the Merger are not satisfied or waived. See Section 12—“Purpose of the Offer; Plans for Baker; the Merger Agreement; the Non-Disclosure and Confidentiality Agreement; Facilitation Agreement; Dissenters Rights; Going Private Transactions—the Merger Agreement—Conditions to the Merger”. If the Merger takes place, all of the Shares not held by IMS, Purchaser, Baker and any Shareholders who validly exercise their dissenters rights in connection with the Merger, will receive $40.50 per share in cash (or any higher price per share that is paid in the Offer), without interest.

What is the “Top-Up Option” and when will it be exercised?

Pursuant to the Merger Agreement, in order to facilitate a short-form Merger following completion of the Offer, Baker has granted us an option to purchase from it, at a per Share price equal to the Offer Price, a number of Shares that, when added to the number of Shares beneficially owned by IMS and its subsidiaries at the time of exercise of the Top-Up Option, constitutes one share more than 80% of the Shares that will be outstanding immediately after the issuance of the Top-Up Option Shares on a fully diluted basis. This option is referred to as the “Top-Up Option”. See Section 12—“Purpose of the Offer; Plans for Baker; the Merger Agreement; the Non-Disclosure and Confidentiality Agreement; Facilitation Agreement; Dissenters Rights; Going Private Transactions—the Merger Agreement”.

Will a meeting of the Shareholders be required to approve the Merger?

If IMS and its subsidiaries, collectively, acquire at least 80% of the total outstanding Shares (the “Short-Form Threshold”), we will be able to effect the Merger as a short-form merger under Pennsylvania law, without a meeting of the Shareholders and without a vote or any further action by the Shareholders. If the Short-Form Threshold is not met, then under Pennsylvania law, the affirmative vote of the holders of at least a majority of the outstanding Shares entitled to vote will be required to adopt the Merger Agreement. If a vote of the Shareholders is required, Baker will, at IMS’s request, take all actions necessary in accordance with applicable law, the rules of NYSE and Pennsylvania law and Baker’s organizational documents to duly call, give notice of, convene and hold a meeting of Shareholders for this purpose.

If we successfully complete the Offer, what will happen to the Baker Board?

If the Offer is consummated, we will have the right to designate a certain number of directors to serve on the Baker Board. In addition, we have agreed that for a period of at least three years after the Merger, three members of the IMS Board of Managers will be persons who are current Baker directors, or if the current Baker directors resign, persons selected from a pool of two alternate directors of Baker, unless and until no such alternate directors remain. See Section 12—“Purpose of the Offer; Plans for Baker; the Merger Agreement; the Non-Disclosure and Confidentiality Agreement; Facilitation Agreement; Dissenters Rights; Going Private Transactions”.

Will Baker continue as a public company following the Offer and/or the Merger?

If the Merger occurs, Baker will become a wholly owned subsidiary of IMS and will no longer be publicly owned. Even if the Merger does not occur, if we acquire Shares in the Offer, there may be so few remaining

Shareholders and publicly held Shares that the Shares will no longer be eligible to be traded on the NYSE or any other securities market, there may not be a public trading market for the Shares, and Baker may cease making filings with the SEC or otherwise cease being required to comply with applicable law and SEC rules relating to publicly held companies.

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs, your Shares will be converted into the right to receive an amount equal to the price per Share paid in the Offer payable in cash, without interest, subject to any required withholding tax. Unless you validly exercise your dissenters rights under Subchapter 15D of the Pennsylvania Business Corporation Law, as amended (the “PBCL”), if applicable, you will receive the same amount of cash per Share in the Merger that you would have received had you tendered your Shares in the Offer. If you do validly exercise your dissenters rights, then you may receive the judicially determined fair value of your Shares in cash, without interest and less any required withholding taxes.

Therefore, if the Merger takes place, and you do not validly exercise your dissenters rights under Subchapter 15D of the PBCL, the only differences to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares, and different brokerage fees may apply to Shares which are tendered compared to shares surrendered in the Merger. If you decide not to tender your Shares in the Offer and we purchase the Shares that are tendered, but the Merger does not occur, you will remain a shareholder of Baker. However, there may be so few remaining shareholders and publicly held Shares that the Shares will no longer be eligible to be traded through the NYSE or other securities exchanges and there may not be an active public trading market for the Shares. Also, as described above, Baker may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See the “Introduction” to this Offer to Purchase and Section 7—“Possible Effects of the Offer on the Market for Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations”.

Are dissenters rights available in either the Offer or the Merger?

Dissenters rights are not available as a result of the Offer.

Dissenters rights may be available in the Merger. You will be entitled to dissenters rights in the Merger only if you do not tender Shares in the Offer and (i) prior to the Merger (A) the Shares are no longer listed on a national securities exchange and (B) the Shares are held beneficially or of record by 2,000 persons or less or (ii) we own at least 80% of the Shares, including through exercise of the Top-Up Option, and the Merger is consummated as a “short-form” merger pursuant to applicable provisions of the PBCL.

If you properly exercise your dissenters rights, you will be entitled to receive a judicial determination of the “fair value” of your Shares immediately prior to the effective time of the Merger, which would not necessarily include any element of value arising from the consummation or expectation of the Merger. Therefore, you should realize that the amount determined to be the fair value in any appraisal proceeding may be higher or lower than the amount to be paid pursuant to the Offer or in the Merger. Your right to seek dissenters rights under Pennsylvania law will be forfeited if you do not comply with the requirements of Subchapter 15D of the PBCL relating to dissenters rights. See Section 12—“Purpose of the Offer; Plans for Baker; the Non-Disclosure and Confidentiality Agreement; Facilitation Agreement; Dissenters Rights; Going Private Transactions” in this Offer to Purchase for more information.

Whom can I talk to if I have questions about the Offer?

You can call the Information Agent toll free at (888) 666-2580 or the Dealer-Manager toll free at (877) 547-6340 for assistance. See the back cover of this Offer to Purchase for additional contact information for the Information Agent and Dealer-Manager.

INTRODUCTION

We are offering to purchase all outstanding Shares of Baker, without interest, on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal at a price of $40.50 per Share in cash, without interest. All references to this Offer to Purchase, the Letter of Transmittal and the Offer include any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, respectively. The Offer Price will be subject to any applicable withholding taxes. See Section 5—“Certain U.S. Federal Income Tax Considerations” for a description of certain U.S. federal income tax considerations related to the sale of Shares in the Offer and the Merger. No interest will be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for the Shares.

We are making the Offer pursuant to the Merger Agreement. Section 12—“Purpose of the Offer; Plans for Baker; the Merger Agreement; the Non-Disclosure and Confidentiality Agreement; Facilitation Agreement; Dissenters Rights; Going Private Transactions—the Merger Agreement” contains a more detailed description of the Merger Agreement. The Offer is conditioned upon the fulfillment of the conditions described in Section 14—“Conditions of the Offer”. We may waive some of the conditions to the Offer without the consent of Baker. We may not, however, waive the Minimum Condition without the consent of Baker. The Offer will expire at 12:00 midnight, New York City time, at the end of October 7, 2013, unless we extend the Offer.

The Baker Board has unanimously (i) authorized, approved and adopted the Merger Agreement, the Offer, the Merger, and the transactions contemplated thereby, (ii) declared that the Merger Agreement, the Offer, the Merger, and the transactions contemplated thereby are advisable and fair to Baker’s shareholders and in the best interests of Baker, and (iii) recommended that Baker’s shareholders accept the Offer and tender their Shares pursuant to the Offer, and if required under applicable law to effect the Merger, the Merger Agreement be submitted to Baker’s shareholders entitled to vote thereon for the purpose of approving the Merger Agreement and that Baker’s shareholders vote to approve and adopt the same. For information with respect to the position of the Baker Board regarding the Offer, please review Baker’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being distributed with this Offer to Purchaser.

Thomas J. Campbell, an affiliate of Purchaser, has agreed to tender his Shares in the Offer. These Shares represent 5.1% of the outstanding Shares on a fully diluted basis. In addition, Baker has advised IMS and Purchaser that, to the best of Baker’s knowledge, each executive officer and director of Baker currently intends to tender all Shares held of record or beneficially owned by such person into the Offer, except for certain of the Shares currently held by certain directors that may be gifted to not-for-profit organizations prior to closing of the Offer. Baker has informed Purchaser and IMS that, as of the date of this Offer to Purchase, Baker’s directors and executive officers beneficially own in the aggregate 170,390 Shares that are eligible for tender in the Offer, which Shares represent 1.7% of the outstanding Shares on a fully diluted basis.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1.	Terms of the Offer.

On the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay the Offer Price for all Shares that are validly tendered and not validly withdrawn in accordance with the procedures set forth in Section 3—“Procedure for Tendering Shares” at or prior to the Expiration Date. “Expiration Date”

means 12:00 midnight, New York City time, at the end of October 7, 2013, unless extended, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, will expire.

The Offer is conditioned upon the Minimum Condition and other customary conditions, including the absence of a material adverse effect with respect to Baker. See Section 14—“Conditions of the Offer” and Section 15—“Certain Legal Matters; Regulatory Approvals”. We may waive some of the conditions to the Offer without the consent of Baker. We may not, however, waive the Minimum Condition without the consent of Baker. Baker has advised us that, as of the close of business, on September 5, 2013, there were 9,800,631 Shares outstanding on a fully diluted basis.

We may extend the Offer:

•	for successive periods of up to 10 business days each (or such longer period of up to 20 business days if Baker consents in writing), to permit any of the conditions to the Offer (including the Minimum Condition) to be satisfied; and

•	for up to 10 business days on one occasion on the initial Expiration Date if the debt financing or alternative financing contemplated by the Merger Agreement has not been received by IMS or us (and the financing sources have not confirmed that sufficient funds will be available at the closing of the Offer).

We will extend the Offer

•	for up to 7 business days on one occasion if requested by Baker; and

•	for any period required by law or the rules, regulations, interpretations or positions of the SEC.

We will not, however, be required to extend the Offer beyond the “outside date”, which is November 29, 2013, and we may not extend the Offer beyond the “outside date” without Baker’s consent.

During any extension of the Offer, all Shares previously validly tendered and not validly withdrawn will remain subject to the Offer and subject to the tendering Shareholders’ rights to withdraw such Shares. See Section 4—“Withdrawal Rights” and Section 14—“Conditions of the Offer”.

In accordance with Rule 14d-11 under the Exchange Act and the Merger Agreement, following our acceptance for payment of Shares pursuant to and subject to the offer conditions upon the Expiration Date (the “Offer Closing”), we may provide for a “subsequent offering period” (and one or more extensions thereof) and we will (i) give the required notice of such subsequent offering period and (ii) accept and promptly pay for all Shares tendered as of such applicable expiration date.

If provided, a subsequent offering period will be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which Shareholders may tender any Shares not previously tendered in the Offer. If a subsequent offering period is made available:

•	it will remain open for such period or periods as we will specify;

•	Shares may be tendered in the same manner as was applicable to the Offer except that any Shares tendered may not be withdrawn;

•	we will immediately accept and promptly pay for Shares as they are tendered; and

•	the price per Share will be the same as the Offer Price.

Pursuant to Rule 14d-7(a)(2) under the Exchange Act, withdrawal rights do not apply to Shares tendered during a subsequent offering period. A subsequent offering period, if one is provided, is not an extension of the Offer, which already would have been completed. For purposes of the Offer, a “business day”

means any day other than a Saturday or Sunday or other day on which banks are required or authorized to close in the City of New York.

If we provide or extend a subsequent offering period, we will make a public announcement of such subsequent offering period or extension no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date or the date of termination of the prior subsequent offering period.

We reserve the right to waive, in whole or in part, any of the conditions to the Offer and to change the Offer Price; except that Baker’s prior written consent is required for us to:

•	reduce the Offer Price or change the form of consideration payable pursuant to the Offer;

•	reduce the number of Shares subject to the Offer;

•	waive or change the Minimum Condition;

•	impose conditions to the Offer in addition to those set forth in Section 14—“Conditions of the Offer” or modify or change any condition in a manner adverse to any Shareholder;

•	except as otherwise described above, extend or otherwise change the expiration date of the Offer; or

•	amend, modify or supplement any other term of the Offer in a manner adverse to any Shareholder.

If we make a material change in the terms of the Offer or waive a material condition to the Offer, we will disseminate additional tender offer materials to the extent required by applicable law. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that in its view an Offer must remain open for a minimum period of time following a material change in the terms of such Offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an Offer. The release states that an Offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days generally must be required to allow adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, we increase the consideration to be paid for Shares in the Offer, and if the Offer is scheduled to expire at any time before the expiration of a period of ten business days from, and including, the date that notice of such increase is first published, sent or given in the manner specified below, we will extend the Offer at least until the expiration of that period of ten business days. If, prior to the Expiration Date, we increase the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all Shareholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement of such extension, termination or amendment. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

Baker has provided us with its Shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the Shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment.

On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Date promptly after the later of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions of the Offer set forth in Section 14—“Conditions of the Offer”. We may waive some of the conditions to the Offer without the consent of Baker. We may not, however, waive the Minimum Condition without the consent of Baker. If we provide a subsequent offering period, we will immediately accept and promptly pay for Shares as they are tendered during the subsequent offering period. Notwithstanding the foregoing, subject to the terms and conditions of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14(e)-1(c) under the Exchange Act, we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer relating to governmental or regulatory approvals specified in Section 15—“Certain Legal Matters; Regulatory Approvals”. For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, including under the HSR Act, see Section 15—“Certain Legal Matters; Regulatory Approvals”.

We will pay for Shares accepted for payment pursuant to the Offer by depositing the Offer Price with the Depositary, which will act as the tendering Shareholders’ agent for the purpose of receiving payments from us and transmitting such payments to the tendering Shareholders. Upon the deposit of such funds with the Depositary, our obligation to make such payment will be satisfied, and tendering Shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases (including during any subsequent offering period), payment for Shares that are accepted for payment will be made only after timely receipt by the Depositary of:

•	certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (defined in Section 3—“Procedure for Tendering Shares—Book-Entry Delivery”)),

•	a properly completed and duly executed Letter of Transmittal, with any required signature guarantees or an Agent’s Message (defined in Section 3—“Procedure for Tendering Shares—Book-Entry Delivery”) in connection with a book-entry transfer, and

•	any other documents required by the Letter of Transmittal.

For purposes of the Offer, we will be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary. See Section 3—“Procedure for Tendering Shares” for a description of the procedure for tendering Shares pursuant to the Offer.

Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

If we do not accept for payment any tendered Shares pursuant to the Offer for any reason, or if the tendering Shareholders submit certificates for more Shares than are tendered, we will return certificates (or instruct the transfer agent to issue new certificates) representing unpurchased or untendered Shares, without expense to such tendering Shareholders (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3—“Procedure for Tendering Shares”, the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration, termination or withdrawal of the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more subsidiaries of IMS the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice the tendering Shareholders’ rights to receive payment for Shares validly tendered and accepted for payment.

3.	Procedure for Tendering Shares.

Valid Tender of Shares. Except as set forth below, in order for Shareholders to tender Shares into the Offer, the Depositary must receive the Letter of Transmittal, properly completed and signed, together with any required signature guarantees or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires, at one of its addresses set forth on the back cover of this Offer to Purchase at or prior to the Expiration Date and either (i) the tendering Shareholder must deliver certificates representing tendered Shares to the Depositary or the tendering Shareholder must cause his or her Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility or (ii) such tendering Shareholder must comply with the guaranteed delivery procedures set forth below.

For purposes of the Offer, “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at the tendering Shareholder’s election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend tendering Shareholders use registered mail with return receipt requested, properly insured, in time to be received at or prior to the Expiration Date. In all cases, tendering Shareholders should allow sufficient time to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering Shareholder’s acceptance of the Offer, as well as such tendering Shareholder’s representation and warranty that (i) such tendering Shareholder owns the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with the rules prohibiting so-called “short tenders” under Rule 14e-4 under the Exchange Act, and (iii) such tendering Shareholder has the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by the tendering Shareholder pursuant to the Offer will constitute a binding agreement between such tendering Shareholder and us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Book-Entry Delivery. The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer its Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (i) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instructions 1 and 7 of the Letter of Transmittal.

If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for Shares, with the signatures on the certificates for Shares or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the certificates representing the Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each delivery of certificates for Shares.

Guaranteed Delivery. If a Shareholder wishes to tender Shares pursuant to the Offer and cannot deliver his or her Shares and all other required documents to the Depositary by the Expiration Date or may not complete the procedure for delivery by book-entry transfer on a timely basis, such Shareholder may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by Purchaser with this Offer to Purchase is received by the Depositary (as provided below) by the Expiration Date; and

•	the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such notice.

Backup U.S. Federal Income Tax Withholding; Internal Revenue Service Forms. Under the U.S. federal income tax laws, the Depositary generally will be required to backup withhold at the applicable statutory rate (currently 28%) from any payments made pursuant to the Offer unless the tendering Shareholder provides the Depositary with his or her correct taxpayer identification number and certifies that he or she is not subject to such backup withholding by completing the Internal Revenue Service Form W-9 included in the Letter of Transmittal or otherwise establishes an exemption from backup withholding. If the tendering Shareholder is a nonresident alien or foreign entity, such tendering Shareholder generally will not be subject to backup withholding if such tendering Shareholder certifies his, her or its foreign status on an appropriate Internal Revenue Service Form W-8.

Appointment of Proxy. By executing a Letter of Transmittal, a tendering Shareholder irrevocably appoints our designees as his or her attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of his or her rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by the tendering Shareholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all the tendering Shareholder’s voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Shareholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of Shareholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Shareholders.

Determination of Validity. We will determine, in our discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding. We reserve the right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of us, the Depositary, the Information Agent, the Dealer-Manager or any other person will be under any duty to give notification of any defect or irregularity in tenders or waivers of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to the terms of the Merger Agreement, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions to such Letter of Transmittal) will be final and binding.

4.	Withdrawal Rights.

Except as described in this Section 4, you may withdraw tenders of Shares made pursuant to the Offer at any time before the Expiration Date.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn, except to the extent that a tendering Shareholder duly exercises withdrawal rights as described in this Section 4.

For a tendering Shareholder’s withdrawal to be effective, a written or telegraphic notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Date by again following any of the procedures described in Section 3—“Procedure for Tendering Shares”.

If we provide a subsequent offering period (as described in more detail in Section 1—“Terms of the Offer”) following the Offer, no withdrawal rights will apply to Shares tendered in such subsequent offering period or to Shares previously tendered in the Offer and accepted for payment.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination will be final and binding. None of us, the Depositary, the Information Agent, the Dealer-Manager or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5.	Certain U.S. Federal Income Tax Considerations.

The following discussion summarizes certain U.S. federal income tax considerations relevant to U.S. Holders and Non-U.S. Holders (each as defined below) who sell Shares for cash pursuant to the Offer or whose Shares are converted into cash pursuant to the Merger, and is based upon present law (which is subject to change or differing interpretation at any time, possibly with retroactive effect). Due to the individual nature of tax consequences, tendering Shareholders are urged to consult their tax advisors as to the specific tax consequences to them of the Offer or the Merger, including the effects of applicable state, local, foreign and other tax laws. The following discussion applies only if a tendering Shareholder holds his or her Shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), which generally means property held for investment. This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to Shareholders in light of their particular circumstances and does not apply to holders subject to special treatment under the U.S. federal income tax laws (such as, for example, financial institutions, dealers in securities, commodities or foreign currency, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, banks and certain other financial institutions, tax-exempt organizations, former citizens or residents of the United States, Shareholders that are pass-through entities or the investors in such pass-through entities, regulated investment companies, real estate investment trusts, Shareholders whose “functional currency” is not the U.S. dollar, investors liable for the alternative minimum tax, controlled foreign corporations, passive foreign investment companies, U.S. expatriates, persons who hold shares as part of a hedge, straddle, constructive sale or conversion transaction, persons who acquired their Shares through the exercise of employee stock options or otherwise as compensation and persons who hold or have held directly, indirectly or constructively more than 5% of the outstanding Shares or affiliates of such persons). This discussion does not address any state, local or foreign tax consequences, nor does it address any U.S. federal tax considerations other than those pertaining to the U.S. federal income tax. We have not sought, nor do we expect to seek, any ruling from the Internal Revenue Service with respect to the matters discussed below. There can be no assurances that the Internal Revenue Service will not take a different position concerning the tax consequences of the exchange of Shares for cash pursuant to the Offer or the Merger or that any such position would not be sustained.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Shares that is a citizen or resident of the United States, a corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate that is subject to U.S. federal income tax on its worldwide income from all sources and a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. If a partnership (including any entity or arrangement treated as a partnership or other flow-through entity for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner or member in the partnership or other flow-through entity generally will depend upon the status of the partner or member and the activities of the partnership or other flow-through entity. Persons holding Shares through a partnership or other flow-through entity should consult their own tax advisors regarding the tax consequences of exchanging the Shares for cash pursuant to the Offer, during a subsequent offering period or pursuant to the Merger. A “Non-U.S. Holder” is a beneficial owner of any Share (other than a partnership or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

A U.S. Holder’s sale of Shares for cash pursuant to the Offer or the conversion of Shares into cash pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder will recognize gain or loss equal to the difference between the U.S. Holder’s adjusted tax basis in the Shares exchanged pursuant to the Offer or the Merger and the amount of cash received in exchange therefor (determined before any deductions). Generally, gain or loss will be determined separately for each block of Shares (i.e., Shares acquired for the same cost in a single transaction) exchanged pursuant to the Offer or the Merger. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Shares is more than one year as of the date of the exchange of such shares. Long-term capital gains of noncorporate taxpayers generally are subject to U.S. federal income tax at preferential rates. The deduction of capital losses is subject to limitations.

In addition, certain U.S. Holders who are individuals, estates or trusts whose income exceeds certain thresholds and who have “net investment income” as defined by the Code, may be subject to a 3.8% Medicare contribution tax on all or a portion of their capital gain from the sale of their Shares. U.S. Holders should consult their own tax advisors regarding the effect, if any, of the Medicare contribution tax on their exchange of Shares for cash pursuant to the Offer or the Merger.

Payments made to a Non-U.S. Holder with respect to Shares exchanged for cash in the Offer or pursuant to the Merger generally will be exempt from U.S. federal income tax, unless:

•	the gain, if any, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. (or, generally, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.);

•	the Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the sale or exchange, and certain other conditions are met; or

•	Baker is or has been a “U.S. real property holding corporation” (“USRPHC”) under Section 897 of the Internal Revenue Code during the shorter of the five-year period ending on the date of disposition by the Non-U.S. Holder and the Non-U.S. Holder’s holding period for the Shares.

If gain is effectively connected with the conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax, on a net income basis, on the gain derived from the sale or exchange, except as otherwise required by an applicable U.S. income tax treaty. If the Non-U.S. Holder is a corporation, any such effectively connected gain by the Non-U.S. Holder may also, under certain circumstances, be subject to the branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable U.S. income tax treaty). If the Non-U.S. Holder is an individual described in the second bullet point above, such holder will be subject to U.S. federal income tax on the gain derived from the sale or exchange of Shares at a 30% rate (or such lower rate as may be prescribed under an applicable U.S. income tax treaty).

We have not determined whether Baker is or has been a USRPHC for United States federal income tax purposes. In the event that Baker is a USRPHC, a Non-U.S. Holder, nevertheless, would not be subject to U.S. federal income or withholding tax under the USRPHC rules on the tender or exchange of the Shares for cash, so long as the Shares are regularly traded on an established securities market and the Non-U.S. Holder owns, actually and constructively, 5% or less of the Shares during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for the Shares.

Information Reporting and Backup Withholding. Proceeds from the sale of Shares pursuant to the Offer or the Merger generally are subject to information reporting, and may be subject to backup withholding at the applicable statutory rate if the Shareholder or other payee fails to provide a valid taxpayer identification number and comply with certain certification procedures or fails to otherwise establish an exemption from backup withholding. Backup withholding is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of the person subject to backup withholding generally will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may generally be obtained, provided that the required information is timely furnished to the Internal Revenue Service. See Section 3—“Procedure for Tendering Shares—Backup U.S. Federal Income Tax Withholding; Internal Revenue Service Forms”.

6.	Price Range of Shares; Dividends.

Shares are listed and principally traded on NYSE under the symbol “BKR”. The following table sets forth for the periods indicated the high and low sales prices per share on NYSE as reported in published financial sources:

	High	Low
2011
First Quarter	$32.13	$27.54
Second Quarter	29.40	20.73
Third Quarter	23.04	17.30
Fourth Quarter	21.50	17.65

2012
First Quarter	$26.78	$19.99
Second Quarter	25.89	21.36
Third Quarter	26.23	22.83
Fourth Quarter	24.93	17.91

2013
First Quarter	$25.85	$23.04
Second Quarter	27.50	23.71
Third Quarter (through September 6, 2013)	41.14	26.62

During the fourth quarter of 2012, the Baker Board approved the initiation of a regular quarterly dividend program. The Baker Board declared and paid its first quarterly cash dividend of $0.14 per share in the fourth quarter of 2012. In the first quarter of 2013, the Baker Board authorized an increase of the quarterly dividends to $0.16 per share. In the second quarter of 2013, the Baker Board authorized an increase of the quarterly dividends to $0.18 per share. In the third quarter of 2013, the Baker Board again authorized a quarterly dividend of $0.18 per share, payable on October 2, 2013 to holders of record as of September 16, 2013. Only Shareholders of record on September 16, 2013 will be entitled to receive the third quarter 2013 dividend. Baker’s credit agreement with its lenders places an aggregate limit of $20.0 million on dividend payments for the term of the agreement.

The reported closing sales price per Share on NYSE for Shares was $29.60 per share on July 26, 2013, the last full trading day before IMS announced the Merger Agreement. The Offer Price represents a 37% premium over the July 26, 2013 closing price, a 55% premium to the average 90-day share price as of July 26, 2013 and a 93% premium to the share price on December 18, 2012, the day before one of our affiliates publicly proposed to acquire Baker. Before deciding whether to tender, Shareholders should obtain a current market quotation for Shares.

7. Possible Effects of the Offer on the Market for Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for Shares. If the Offer is consummated but the Merger does not take place, the number of Shareholders, and the number of Shares that are still in the hands of the public, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by Shareholders other than us. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, Shareholders not tendering their Shares in the Offer and not exercising dissenters rights (if applicable) will receive cash in an amount equal to the price per Share paid in the Offer. Therefore, if the Merger takes place, the only differences between tendering and not tendering Shares in the Offer is that (i) tendering Shareholders will be paid earlier and different brokerage fees may apply to Shares which are tendered compared to shares surrendered in the Merger and (ii) those Shareholders who do not tender their Shares in the Offer may have the ability to exercise dissenters rights in connection with the Merger.

Stock Exchange Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on NYSE. The rules of NYSE establish certain criteria that, if not met, could lead to the delisting of the Shares from NYSE. Among such criteria are the number of Shareholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of NYSE for continued listing and the listing of Shares is discontinued, the market for Shares could be adversely affected.

If NYSE were to delist Shares (which we intend to seek if we acquire control of Baker and the Shares no longer meet the NYSE listing requirements), it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for Shares would be reported by such exchange or other sources. The extent of the public market for Shares and availability of such quotations would, however, depend upon such factors as the number of holders and the aggregate market value of the publicly held Shares remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, the possible termination of registration of Shares under the Exchange Act as described below and other factors.

Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. The purchase of Shares pursuant to the Offer may result in Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of Baker to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of Shares under the Exchange Act, assuming there are no other securities of Baker subject to registration, would substantially reduce the information required to be furnished by Baker to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a Shareholders’ meeting and the related requirement to furnish an annual report to Shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to Baker. Furthermore, “affiliates” of Baker and persons holding “restricted securities” of Baker may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, Shares would no longer be “margin securities” or eligible for stock exchange listing. We believe that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act, and it would be our intention to cause Baker to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

If registration of the Shares under the Exchange Act is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on NYSE will be terminated following the completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.	Certain Information Concerning Baker.

Baker is a Pennsylvania corporation that commenced operations in 1940, with principal executive offices located at Airside Business Park, 100 Airside Drive, Moon Township, PA 15108. Baker’s telephone number at such address is (412) 269-6300.

The information concerning Baker contained in this Offer to Purchase has been taken from or is based upon information furnished by Baker or its representatives or upon publicly available documents and records on file with the SEC. The summary information set forth below is qualified in its entirety by reference to Baker’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained in this Offer to Purchase based on such documents and records are untrue in any material respect. However, we do not assume any responsibility for the accuracy or completeness of the information concerning Baker, whether furnished by Baker or contained in such documents and records, or for any failure by Baker to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

Baker provides engineering, design, planning and construction services for its clients’ most complex challenges worldwide. The firm’s primary business areas are architecture, aviation, defense, environmental, geospatial, homeland security, municipal and civil, oil and gas, rail and transit, telecommunications and utilities, transportation, urban development and water. With more than 3,000 employees in over 100 offices across the United States, Baker is focused on creating value by delivering innovative and sustainable solutions for infrastructure and the environment.

Baker Projections. Baker has provided us with selected projected financial information. These projections are described, along with their purpose and intent, in Baker’s Schedule 14D-9, which will be filed by Baker with the SEC and which will be mailed to the shareholders of Baker concurrently with this Offer to Purchase. Shareholders of Baker are urged to, and should, carefully read Baker’s Schedule 14D-9.

Additional Information. Baker is subject to the informational and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy any such reports, statements or other information at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Baker’s filings are also available to the public from commercial document retrieval services and at the SEC’s Web site at http://www.sec.gov.

9.	Certain Information Concerning Purchaser and IMS.

We are a Pennsylvania corporation with principal executive offices at 11 Canal Center Plaza, Suite 350 Alexandria, Virginia 22314. The telephone number of our principal executive offices is (202) 737-5220. On August 12, 2013, we merged with DE Merger Sub. DE Merger Sub was formed on July 25, 2013 and is party to the Merger Agreement. We were the surviving corporation in the merger with DE Merger Sub and thus, all of the assets, properties and rights, and all of the debts, obligations and liens of DE Merger Sub were vested in us. On August 19, 2013 we changed our name to CDL Acquisition Co. Inc. To date, we have not engaged in any activities other than those incidental to our formation, the merger with DE Merger Sub, the entry into the Merger Agreement, the name change and the commencement of the Offer. We are a direct wholly owned subsidiary of IMS.

IMS is a Delaware limited liability company, with its principal executive offices at 11 Canal Center Plaza, Suite 350 Alexandria, Virginia 22314. The telephone number of IMS’s principal executive offices is (202) 737-5220. IMS provides high-end engineering and professional services, intelligence and technology solutions. IMS provides a comprehensive continuum of mission critical services and solutions including, but not limited to: engineering and construction, technical and professional services, full life cycle support, strategic consulting and competitive intelligence, human intelligence, intelligence operational support and training, intelligence community information technology solutions, research, test, evaluation, procurement, and software development, and enterprise and communications solutions. IMS has a diverse customer base with a primary focus on the United States Intelligence Community, Department of State, Department of Defense, Department of Homeland Security, United States Army Corps of Engineers, and other federal agencies. IMS was formerly known as Gladiator HoldCo LLC. On November 15, 2012, Gladiator HoldCo LLC became the parent entity of KS International LLC, a Delaware limited liability company (“KSI”) following a corporate restructuring.

IMS is an affiliate of D.C. Capital Partners, L.L.C. (“DC Capital”), which is a Virginia limited liability company with principal executive offices at 11 Canal Center Plaza, Suite 350 Alexandria, Virginia 22314. The telephone number of DC Capital’s principal executive offices is (202) 737-5220. DC Capital is controlled by Thomas J. Campbell. DC Capital is a private investment firm focused on leveraging its expertise to invest in sectors that are critical to the execution of U.S. government objectives including, but not limited to, infrastructure and development, intelligence, security, information technology, and operations and maintenance.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each manager or director and executive officer of IMS and Purchaser and certain other information are set forth on Schedule I to this Offer to Purchase.

Except as described elsewhere in this Offer to Purchase or in Schedule I:

•	none of Purchaser, IMS and, to Purchaser’s and IMS’s knowledge, the persons listed in Schedule I to this Offer to Purchase or any associate or subsidiary of IMS, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Baker;

•	none of IMS, Purchaser and, to IMS’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has effected any transaction in Shares or any other equity securities of Baker during the past 60 days;

•	none of IMS, Purchaser and, to IMS’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Baker (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations);

•	during the two years before the date of this Offer to Purchase, there have been no transactions between IMS, Purchaser, their subsidiaries or, to IMS’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Baker or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations;

•

during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between IMS, Purchaser, their subsidiaries or, to IMS’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Baker or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets;

•	none of IMS, Purchaser and, to IMS’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and

•	none of IMS, Purchaser and, to IMS’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Additional Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information we filed with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtained by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that we have filed electronically with the SEC.

10.	Source and Amount of Funds.

The Offer is not subject to any financing condition or contingency.

We anticipate that we will need approximately $563 million to purchase all Shares validly tendered in the Offer, to pay the Merger Consideration in connection with the Merger of Purchaser into Baker, which is expected to follow the successful completion of the Offer, to refinance substantially all of the existing indebtedness for borrowed money of IMS and Baker and to pay related fees and expenses. All of the approximately $563 million is expected to come from (i) equity financing to be contributed to IMS by Thomas J. Campbell in the form of cash, (ii) debt financing arranged by IMS, and (iii) existing unrestricted cash on the balance sheet of each of IMS and Baker, each as described in further detail below in this Section 10.

We believe that our financial condition and the financial condition of IMS and its affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) we were organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger, (ii) the Offer is being made for all outstanding Shares solely for cash, (iii) the Offer is not subject to any financing condition, and (iv) we have received an equity financing commitment and debt financing commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer.

The following summary of certain financing arrangements in connection with the Offer and the Merger is qualified in its entirety by reference to the applicable arrangements described below. Copies of the equity commitment letter between Thomas J. Campbell and IMS (the “Equity Commitment Letter”) and debt commitment letter with Jefferies Finance (the “Debt Commitment Letter”) are filed as Exhibits (b)(2) and (b)(1) to the Schedule TO filed with the SEC and are incorporated by reference herein. Shareholders are urged to read the Equity Commitment Letter and Debt Commitment Letter for a more complete description of the provisions summarized below.

Equity Commitment. On July 29, 2013, Mr. Campbell and IMS entered into the Equity Commitment Letter. Mr. Campbell agreed to contribute an aggregate amount of up to $52.5 million in cash (as the same may be reduced in accordance with the terms and conditions of the Equity Commitment Letter), subject to certain conditions, for the purpose of funding a portion of the consideration to be paid in connection with the Offer and/or the Merger, as applicable, pursuant to, and in accordance with the terms of, the Merger Agreement.

The funding of the equity financing is subject to:

•	the satisfaction or waiver at the closing of the Offer of each of the conditions to the Offer,

•	with respect to the portion of the equity commitment not required to be funded in order to consummate the Offer, the satisfaction or waiver at the closing of the Merger of each of the conditions to IMS’s and our obligations to consummate the Merger;

•	substantially concurrent funding of the financing transaction contemplated under the Debt Commitment Letter; and

•	the contemporaneous consummation of the Offer or the Merger, as applicable.

The foregoing summary of certain provisions of the Equity Commitment Letter and all other provisions of the Equity Commitment Letter discussed herein are qualified by reference to the Equity Commitment Letter.

Debt Commitment. Pursuant to the Debt Commitment Letter, IMS has obtained commitments from Jefferies Finance for debt financing, consisting of a combination of (i) up to $70.0 million of borrowings under a $125.0 million senior secured first lien asset based revolving credit facility (the “ABL Facility”) and (ii) unless the issuance and sale of privately placed senior secured notes (the “Notes”) yielding gross proceeds of $340.0 million (the “Notes Offering”) is consummated prior to, or concurrently with, the consummation of the Offer, the drawdown of senior secured increasing rate loans under a senior secured bridge loan facility (the “Bridge Loan Facility”) in an aggregate principal amount of $340.0 million, in each case, (a) subject to modification as set forth in the Debt Commitment Letter and (b) for the purposes of paying the consideration to be paid in connection with the transactions contemplated under the Merger Agreement, refinancing substantially all of the existing indebtedness for borrowed money of IMS and Baker, and paying related fees, commissions and expenses.

The funding of Jefferies Finance’s commitments pursuant to the Debt Commitment Letter is subject, among other things, to satisfaction or waiver by Jefferies Finance of each of the following conditions (terms used in this paragraph but not defined elsewhere in this Offer to Purchase have the meanings ascribed to them in the Debt Commitment Letter):

•	the absence of any material adverse effect since December 31, 2012 with respect to Baker;

•	the absence of any material adverse effect since December 31, 2012 with respect to IMS and Purchaser;

•	the accuracy of certain specified representations and warranties;

•	the transactions shall have been consummated or will be consummated in accordance with the Merger Agreement;

•	the payment of required fees and expenses;

•	the equity contribution shall have been made on prior to the closing of the Merger;

•	the definitive debt documents shall be on terms and conditions that are in form and substance reasonably satisfactory to Jefferies Finance;

•	the refinancing of certain existing debt and the absence of certain types of other debt; the delivery of certain historical and pro forma financial information;

•	the completion of a not less than 15 consecutive business day marketing period with respect to the Note Offering;

•	the maintenance of certain minimum levels of liquidity after giving effect to the transactions;

•	the receipt of the comfort letter and the bring down comfort letter executed by the independent accountants and a customary 10b-5 legal opinion or disclosure letter from counsel to IMS, with respect to the Notes Offering and Bridge Loan Facility;

•	for the ABL Facility, the receipt of not less than $340 million in gross cash proceeds from either (i) the Notes Offering or (ii) the borrowings under the Bridge Loan Facility;

•	Baker and IMS shall have the available cash balances described below;

•	the granting of first priority security interests in all of the assets of the credit parties;

•	the Merger Agreement shall not have been amended, modified or waived in a manner materially adverse to the lenders;

•	pro forma total leverage for the 12-month period ended as of the last day of the most recently completed fiscal quarter and for the last 12-month period for which financial statements are available shall not be greater than 4.30:1.00;

•	delivery of a certificate of the chief financial officer of IMS certifying as to the solvency of IMS and its consolidated subsidiaries after giving effect to the transactions;

•	the completion satisfactory to Jefferies Finance of a collateral examination of IMS’s and Baker’s accounts receivable and related assets; and

•	after giving effect to the transactions, excess availability under the ABL Facility shall be at least $30.0 million.

The Debt Commitment Letter expires on the earliest of 5:00 p.m. on November 29, 2013, the termination or abandonment of the Merger Agreement, the closing of the transactions contemplated by the Merger Agreement and the acceptance by Baker or any of its affiliates (or any of their respective equityholders) of an offer for all or any substantial part of the capital stock or property and assets of Baker and its subsidiaries (or any parent company thereof) other than as a part of the transactions. In addition, Jefferies Finance’s commitment under the Debt Commitment Letter to provide bridge loans terminates upon the closing of the sale of the Notes (in escrow or otherwise).

The foregoing summary of certain provisions of the Debt Commitment Letter and all other provisions of the Debt Commitment Letter discussed herein are qualified by reference to the Debt Commitment Letter itself, which is filed as Exhibit (b)(1) to the Schedule TO and incorporated herein by reference.

Balance Sheet Cash. Additional sources for financing the Offer will be at least $87.0 million of existing unrestricted cash on the balance sheet of Baker (which will not be legally available until completion of the Merger) and at least $15.0 million of existing unrestricted cash on the balance sheet of IMS.

No other plans or arrangements have been made to finance or repay such financing after the consummation of the Offer and the Merger. No alternative financing arrangements or alternative financing plans have been made in the event such financings fail to materialize.

11.	Background of the Offer.

The following is a description of contacts by Mr. Campbell, DC Capital, IMS and us with Baker that culminated in the execution of the Merger Agreement. For a review of Baker’s activities relating to those contacts, you can review Baker’s Schedule 14D-9 being mailed to Shareholders together with this Offer to Purchase.

Mr. Campbell is the founder and president of DC Capital. In late 2011, DC Capital began exploring potential sectors for acquisitions by KSI, which is now a subsidiary of IMS. DC Capital identified the high-end engineering sector as an area for potential growth for KSI. DC Capital and KSI management began reviewing potential acquisition targets in the engineering sector, including Baker, and met with representatives of various acquisition targets (other than Baker). In April 2012, Mr. Campbell attempted to contact Baker’s former CEO regarding a potential transaction, but no discussions occurred at that time.

Between May 8, 2012 and July 13, 2012, Mr. Campbell purchased 498,121 Shares on the New York Stock Exchange at a weighted average price per Share of $23.39 using personal funds. Mr. Campbell filed a Schedule 13D on July 18, 2012 indicating that he had acquired 5.2% of Baker’s outstanding Shares (based on 9,614,685 Shares outstanding, as reported in Baker’s Form 10-Q for the quarterly period ended April 1, 2012). Mr. Campbell’s Schedule 13D stated that he was interested in exploring strategic alternatives with Baker and that he had made numerous calls to management to discuss these alternatives, but had not received any response from Baker. Another representative of DC Capital also made calls to Baker management during this time period, but did not receive any response from Baker.

On July 20, 2012, a representative of Arnold & Porter LLP, counsel to DC Capital, received a call from a representative of Jones Day, counsel to the Baker Board, and a call was scheduled among counsel and Mr. Campbell for Monday, July 23, 2012.

On July 23, 2012, representatives of Arnold & Porter LLP and Jones Day and Mr. Campbell had a telephone call to discuss Mr. Campbell’s Schedule 13D.

On November 5, 2012, a representative of Baker contacted Mr. Campbell to request a meeting on November 15, 2012 as part of Baker’s normal investor relations practices.

On November 15, 2012, DC Capital met with representatives of Baker as part of Baker’s normal investor relations practices.

On December 19, 2012, Mr. Campbell sent a letter to the Baker Board. Pursuant to the letter, Mr. Campbell proposed to have KSI purchase Baker in an all cash transaction at $24.25 per share outstanding. This letter was also filed with the SEC by Mr. Campbell in a Schedule 13D Amendment.

On January 31, 2013, IMS (at the time named Gladiator Holdco LLC) entered into a non-disclosure and confidentiality agreement with Baker pursuant to which Baker agreed to make available to IMS, as well as certain representatives and affiliates of Mr. Campbell, certain nonpublic information regarding Baker. IMS agrees, subject to certain exceptions, to keep confidential the nonpublic information provided by Baker. The Confidentiality Agreement continues through January 31, 2015 and also contains, among other things, certain standstill provisions that apply to Mr. Campbell and certain of his representatives and affiliates. The standstill provisions prohibit Mr. Campbell from, among other things, acquiring additional Shares, entering into agreements regarding or soliciting proxies in connection with an acquisition of Baker and seeking to influence the management of Baker in connection with any strategic alternatives unless specifically requested by Baker, including as provided in the Merger Agreement. The standstill provisions terminate on March 31, 2014, but under certain circumstances, certain of these provisions may terminate before March 31, 2014.

On February 7, 2013, Mr. Campbell filed a Schedule 13D Amendment reporting preliminary discussions with Baker regarding possible strategic alternatives.

On March 26, 2013, Baker hosted a management presentation for DC Capital at Baker’s headquarters in Moon Township, PA.

On April 1, 2013, Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), the Baker Board’s financial advisor, sent the process letter in respect of Baker’s potential acquisition (known as “Project Steel”).

On April 17, 2013, DC Capital sent a letter of intent to Houlihan Lokey outlining the terms of a potential acquisition to Baker.

On May 28, 2013, DC Capital sent a revised letter of intent to Houlihan Lokey with respect to a potential acquisition of Baker. Following that revised letter of intent, between May 28, 2013 and July 29, 2013, numerous calls occurred and emails were exchanged between representatives of Houlihan Lokey and DC Capital pursuant to which Houlihan Lokey coordinated DC Capital’s due diligence review of Baker.

On June 11, 2013, DC Capital and Baker management met at Baker’s headquarters in Moon Township, PA to review due diligence matters.

On June 20, 2013, Houlihan Lokey sent a process letter on behalf of Baker inviting proposals to be submitted by July 10, 2013. The letter stated that proposals should include a proposed valuation of the consideration per share to be delivered to Shareholders, a full markup of the form of Merger Agreement provided and any other information relevant to the proposal.

On July 2, 2013, a due diligence call took place between representatives of DC Capital and Baker.

On July 10, 2013, DC Capital submitted an offer letter with an offer price of $37.50 per Share. The letter included an offer to include three current directors from the Baker Board on the board of the combined company and a confirmation that the Baker headquarters in Moon Township, Pennsylvania would be maintained. The offer letter also included a markup of the Merger Agreement prepared by Arnold & Porter LLP.

On July 15, 2013, DC Capital submitted an offer letter with an increased offer price of $39.00 per Share.

On July 20, 2013, Mr. Campbell met with the Baker Board at Baker headquarters. Representatives of K&L Gates LLP and Jones Day participated in the meeting.

On July 22, 2013, K&L Gates LLP sent Arnold & Porter LLP a revised version of the Merger Agreement that incorporated a two-step merger process.

On July 24, 2013, DC Capital submitted its best and final offer letter, which increased its offer price to $40.00 per Share and included a commitment not to sell Baker for a minimum of five years after the closing of the transaction. The letter included a markup of the revised Merger Agreement prepared by Arnold & Porter LLP.

Between July 25, 2013 and July 27, 2013, White & Case LLP, Jefferies Finance’s counsel, held due diligence calls with representatives of DC Capital, Arnold & Porter LLP and Baker.

Between July 25, 2013 and July 28, 2013, representatives of Arnold & Porter LLP, K&L Gates LLP and Jones Day negotiated the Merger Agreement and, as part of that negotiation, DC Capital increased its offer price to $40.50 per Share.

On July 26, 2013, K&L Gates LLP provided Arnold & Porter LLP with a draft Facilitation Agreement, and between July 26, 2013 and July 27, 2013, the parties negotiated and finalized the terms of the Facilitation Agreement.

On July 27, 2013, IMS’s board of managers approved the transactions, including the Merger Agreement and the financing commitments. On July 28, 2013, DC Capital provided a debt commitment letter signed by Jefferies Finance to Baker, which was countersigned on July 29, 2013. Also on July 29, 2013, the Baker Board approved the Merger Agreement.

Following the approval of the boards of Baker and IMS, the parties executed the Merger Agreement on July 29, 2013, and published a joint press release announcing the transaction before the opening of trading that day.

On July 29, 2013 and July 30, 2013, Baker filed with the SEC Current Reports on Form 8-K which disclosed the fact that the parties had entered into the Merger Agreement (and related transactional documents) and communicated information about the upcoming Offer.

On September 9, 2013, we filed with the SEC our Schedule TO.

For additional information regarding the background of the transactions, see “Item 4. The Solicitation or Recommendation—Background of the Offer” in Baker’s Solicitation/Recommendation Statement on Schedule 14D-9.

12. Purpose of the Offer; Plans for Baker; the Merger Agreement; the Non-Disclosure and Confidentiality Agreement; Facilitation Agreement; Dissenters Rights; Going Private Transactions.

(a) Purpose of the Offer. The purpose of the Offer and the Merger is to acquire control of the outstanding Shares of Baker. The Offer is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all of the Shares of Baker not purchased pursuant to the Offer or otherwise.

(b) Plans for Baker. Effective upon the purchase of Shares pursuant to the Offer, IMS will be entitled to designate a number of directors, rounded up to the next whole number, on the Baker Board, equal to the product of (i) the total number of directors on the Baker Board and (ii) the percentage (rounding down to the next whole number) that the number of Shares beneficially owned by IMS and/or Purchaser (including shares accepted for payment) bears to the number of Shares then outstanding. At that time, IMS will also be entitled to designate the number of members, rounded up to the next whole number on (x) each committee of the Baker Board and (y) as requested by IMS, each board of directors of each subsidiary of Baker (and each committee thereof) that represents the same percentage as such individuals represent on the Baker Board. We currently intend that, promptly after consummation of the Offer, IMS will designate one or more persons who are likely to be employees of IMS or its affiliates to serve as directors of Baker. We expect that such representation on the Baker Board will permit IMS to exert substantial influence over Baker’s conduct of its business and operations.

In addition, we have agreed that for a period of at least three years after the Merger, three members of the IMS Board of Managers will be persons who are current Baker directors, or if such current Baker directors resign, persons selected from a pool of two alternate directors of Baker, unless and until no such alternate directors remain (together the “Continuing Directors”). For three years, a majority of the Continuing Directors must approve any decision by IMS that is inconsistent with certain commitments made under the Merger Agreement, which include:

•	maintaining Baker headquarters in Moon Township, Pennsylvania;

•	retaining the name “Michael Baker Corporation”;

•	to the extent commercially reasonable, maintaining Baker’s current staffing levels at its business locations;

•	continuing corporate support provided to charitable organizations; and

•	IMS’s obligations described under “—Employee Matters” and “—Indemnification and Insurance” below.

IMS has also committed not to sell Baker for five years after consummation of the Merger without the approval of a majority of the Continuing Directors. As of the date of this Offer to Purchase, the Continuing Directors have not yet been identified.

Pursuant to the Merger Agreement, following the Offer Closing, we have the irrevocable option to purchase from Baker, at a per Share price equal to the Offer Price, a number of Shares that, when added to the number of Shares beneficially owned by IMS and its subsidiaries at the time of exercise of the Top-Up Option, constitutes one share more than 80% of the Shares that will be outstanding immediately after the issuance of the Top-Up Option Shares on a fully diluted basis.

If we accept for payment and pay for Shares in the Offer, we expect to merge with and into Baker. We currently intend, as soon as possible after consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, our directors will be the directors of the surviving corporation (the “Surviving Corporation”).

If we acquire at least 80% of the total outstanding Shares, we will act to effect the Merger under the short-form merger provisions of Section 1924(b)(1)(ii) of the PBCL.

Following the completion of the Offer, we expect to conduct a detailed review of Baker and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances that exist upon completion of the Offer. Purchaser will also evaluate the business and operations of Baker during the pendency of the Offer and after the consummation of the Offer and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of Baker’s business, operations, capitalization and management with a view to optimizing development of Baker’s potential in conjunction with IMS’s existing businesses. Possible changes could include changes in Baker’s business, corporate structure, charter, bylaws, capitalization, board of directors, management or dividend policy, although, except as disclosed in this Offer to Purchase, we have no current plans with respect to any of such matters. As described above, certain changes require the consent of a majority of the Continuing Directors.

If we acquire Shares pursuant to the Offer and depending upon the number of Shares so acquired and other factors relevant to our equity ownership in Baker, we reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by us.

(c) The Merger Agreement. The following summary description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which we have included as an exhibit to the Schedule TO, which Shareholders may examine and copy as set forth in Section 8—“Certain Information Concerning Baker” above. You are encouraged to read the full text of the Merger Agreement because it is the legal document that governs the Offer and the Merger. The summary description has been included in this Offer to Purchase to provide Shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Baker or IMS in Baker’s or IMS’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Baker or IMS. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which we may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations, warranties and covenants of the other party prove to be untrue due to a change in circumstance or otherwise or covenants are breached, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to Shareholders. The Merger Agreement is filed as Exhibit (d)(1) to the Schedule TO and is incorporated by reference. On August 30, 2013, we entered into Amendment No. 1 to Agreement and Plan of Merger with IMS and Baker (the “Amendment”). The Amendment extended the date by which the Offer must be commenced to September 6, 2013 or such other date to which IMS and the Baker may mutually agree in writing (each in its sole discretion) (the “Targeted Commencement Date”). The Amendment is filed as Exhibit (d)(2) to the Schedule TO and is incorporated by reference. On September 3, 2013, IMS and Baker agreed in writing to extend the Targeted Commencement Date to September 9, 2013.

The Offer. The Merger Agreement provides that we must commence the Offer by the Targeted Commencement Date. Our obligation to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and the Antitrust Condition, and the satisfaction of the other conditions set forth in Section 14—“Conditions of the Offer”. We may waive some of the conditions to the Offer without the consent of Baker. We may not, however, waive the Minimum Condition without the consent of Baker. The Merger Agreement provides that each Shareholder who tenders Shares in the Offer will receive $40.50 for each Share tendered in cash, without interest subject to any applicable withholding taxes. We have agreed that, without the prior written consent of Baker, we will not:

•	reduce the number of Shares subject to the Offer;

•	reduce the Offer Price;

•	change, modify or waive the Minimum Condition;

•	add to the Offer conditions in the Merger Agreement or modify or change any Offer condition in a manner adverse to any Shareholder;

•	except as otherwise provided for in the Merger Agreement, extend or otherwise change the expiration date of the Offer;

•	change the form of consideration payable in the Offer; or

•	otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse to any Shareholder.

Extensions of the Offer. We may extend the Offer:

•	for successive periods of up to 10 business days each (or such longer period of up to 20 business days if Baker provides prior consent in writing), to permit any of the conditions to the Offer (including the Minimum Condition) to be satisfied; and

•	for up to 10 business days on one occasion on the initial Expiration Date if the debt financing or alternative financing contemplated by the Merger Agreement has not been received by IMS or us (and the financing sources have not confirmed that sufficient funds will be available at the closing of the Offer).

We will extend the Offer:

•	for up to 7 business days on one occasion if requested by Baker; or

•	for any period required by law or the rules, regulations, interpretations or positions of the SEC.

We will not, however, be required to extend the Offer beyond the “outside date”, which is November 29, 2013, and we may not extend the Offer beyond the “outside date” without Baker’s consent.

The Merger Agreement obligates us, subject to applicable securities laws and the satisfaction of the conditions set forth in Section 14—“Conditions of the Offer”, to accept for payment and pay for, as promptly as practicable after the Expiration Date, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Subsequent Offering Period. The Merger Agreement permits us, following the Offer Closing, to provide for, in accordance with Rule 14d-11 under the Exchange Act, a subsequent offering period (and one or more extensions thereof).

Directors. Effective upon the purchase of Shares pursuant to the Offer, IMS will be entitled to designate a number of directors, rounded up to the next whole number, on the Baker Board, equal to the product of (i) the total number of directors on the Baker Board and (ii) the percentage, rounded down to the next whole number, that the number of Shares beneficially owned by IMS and/or us (including shares accepted for payment) bears to the number of Shares then outstanding. At that time, IMS will also be entitled to designate the number of members, rounded up to the next whole number on (x) each committee of the Baker Board and (y) as requested by IMS, each board of directors of each subsidiary of Baker (and each committee thereof) that represents the same percentage as such individuals represent on the Baker Board.

Following the election or appointment of IMS’s designees and until the effective time of the Merger (the “Effective Time”), the approval of a majority of the directors of the Baker Board who were not designated by IMS will be required to authorize on behalf of the Baker Board:

•	any termination of the Merger Agreement by Baker;

•	any amendment of the Merger Agreement requiring action by the Baker Board;

•	any amendment to Baker’s articles of incorporation and by-laws;

•	any extension of the time for the performance of any obligation or action by IMS or Purchaser under the Merger Agreement; and

•	any waiver of compliance with, or enforcement by Baker of, any of the agreements or conditions under the Merger Agreement that are for the benefit of Baker.

In addition, we have agreed that for a period of at least three years after the Merger, three members of the IMS Board of Managers must be Continuing Directors chosen from Baker’s current directors. For three years a majority of the Continuing Directors must approve any decision by IMS that is inconsistent with certain commitments made under the Merger Agreement, which include:

•	maintaining Baker headquarters in Moon Township, Pennsylvania;

•	retaining the name “Michael Baker Corporation;”

•	to the extent commercially reasonable, maintaining Baker’s current staffing levels at its business locations;

•	continuing corporate support provided to charitable organizations; and

•	IMS’s obligations described under “—Employee Matters” and “—Indemnification and Insurance” below.

IMS has also committed not to sell Baker for five years after consummation of the Merger without the approval of a majority of the Continuing Directors.

Top-Up Option. As part of the Merger Agreement, Baker granted us an irrevocable option (the “Top-Up Option”), exercisable after the consummation of the Offer and prior to the earlier of the Effective Time or termination of the Merger Agreement, to purchase at a price per Share equal to the Offer Price up to that number of newly issued Shares (the “Top-Up Option Shares”) from Baker that, when added to the number of Shares owned by IMS and Purchaser at the time of exercise of the Top-Up Option, constitutes one Share more than 80% of the Shares that will be outstanding immediately after the issuance of the Top-Up Option Shares on a fully diluted basis. If we acquire, together with the Shares held by IMS and its subsidiaries, at least 80% of the outstanding Shares, we will complete the Merger through the “short form” procedures available under Section 1924(b)(1)(ii) of the PBCL. The Top-Up Option may be exercised only once, in whole but not in part, at any time prior to the earlier of the Effective Time and termination of the Merger Agreement.

The aggregate purchase price we would owe for the Top-Up Option Shares would be paid, at IMS’s election, either (i) entirely in cash or (ii) cash in an amount equal to the aggregate par value of the Top-Up

Option Shares and by issuing to Baker a promissory note having a principal amount equal to the balance of the aggregate purchase price pursuant to the Top-Up Option. Any such promissory note (i) will bear simple interest at a rate of five percent (5%) per annum, payable in arrears at maturity, (ii) shall mature on the first anniversary of the date of execution of the promissory note, (iii) shall be full recourse to IMS and Purchaser, (iv) may be prepaid, at any time, in whole or in part, without premium or penalty, and (v) shall have no other material terms.

If we acquire at least 80% of the total outstanding Shares, we would effect the Merger under the short-form merger provisions of the PBCL. Any Shareholders who have not sold their Shares in the Offer would have certain dissenters rights with respect to the short-form merger under the applicable provisions of the PBCL if those rights are perfected.

The Merger. The Merger Agreement provides that, after the completion of the Offer and the satisfaction or the waiver of specified conditions described in this Offer to Purchase, at the Effective Time, we will be merged with and into Baker. Following the Merger, our separate existence will cease, and Baker will continue as the Surviving Corporation and a direct wholly owned subsidiary of IMS.

Under the terms of the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be converted automatically into the right to receive a cash amount equal to the Offer Price (the “Merger Consideration”). Notwithstanding the foregoing, the Merger Consideration will not be payable in respect of (i) Shares directly owned by IMS, Purchaser or any other wholly owned subsidiary of IMS, (ii) Shares directly owned by Baker or any wholly owned subsidiaries of Baker, and (iii) Shares held by any Shareholder of the Company who is statutorily entitled to exercise dissenters rights, if applicable, and who duly complies with Pennsylvania law concerning the right of holders of Shares to dissent from the Merger and seek judicial determination of the fair value of his or her Shares. Each Share directly held by IMS, Purchaser or Baker immediately prior to the Effective Time will be automatically cancelled and retired, and no payment will be made with respect to such Shares.

No dissenters rights are available to Shareholders whose tendered Shares are accepted in the Offer. However, Shareholders who have not tendered their Shares in the Offer will have rights under Subchapter 15D of the PBCL, including the right to dissent and obtain payment in cash for the “fair value” of that Shareholder’s Shares if (i) prior to the Merger (A) the Shares are no longer listed on a national securities exchange and (B) the Shares are beneficially or of record held by 2,000 or fewer persons or (ii) we own at least 80% of the Shares, including through exercise of the Top-Up Option, and the Merger is consummated as a “short-form” merger pursuant to applicable provisions of the PBCL. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the Effective Time) required to be paid in cash to dissenting Shareholders for their Shares. Any such judicial determination of the fair value of the Shares would not include any appreciation or depreciation in anticipation of the Merger and could be based upon considerations other than, or in addition to, the Merger Consideration and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than, or the same as, the Offer Price or the Merger Consideration. Holders of the Shares should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to “fair value” under Subchapter 15D of the PBCL. Moreover, IMS could argue in a valuation proceeding that, for purposes of such a proceeding, the fair value of Shares held by holders dissenting under Subchapter 15D of the PBCL is less than the price paid in the Offer.

Short-Form Merger Procedure. Section 1924(b)(1)(ii) of the PBCL provides that if a parent company owns at least 80% of each class of stock of a subsidiary, the parent company can effect a short-form Merger with that subsidiary without the action of the other shareholders of the subsidiary. Under the terms of the Merger Agreement, if IMS or any of its subsidiaries hold, in the aggregate, at least 80% of the outstanding Shares, Baker, IMS and Purchaser will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after completion of the Offer, without a meeting of the Shareholders in accordance with Section 1924(b)(1)(ii) of the PBCL.

Vote Required to Approve Merger; Shareholders Meeting. The Baker Board has approved the Merger Agreement, the Offer and the Merger. If the Short-Form Threshold is not met, then under the PBCL, we must obtain the affirmative vote of the holders of at least a majority of the outstanding Shares of Baker to adopt the Merger Agreement. The Merger Agreement provides that if the approval of Shareholders is required by applicable law, Baker will:

•	file with the SEC a proxy statement (the “Proxy Statement”) under the Exchange Act and use its reasonable best efforts to have the Proxy Statement cleared by the SEC promptly, and use reasonable best efforts to respond as promptly as practicable to and resolve all comments received from the SEC or its staff, and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares entitled to vote at the Shareholders’ Meeting (as defined below) as promptly as reasonably practicable; and

•	if required by applicable law in order to effect the Merger, in accordance with applicable law, Baker’s articles of incorporation and bylaws and the rules of the New York Stock Exchange, establish a record date for, duly call, give notice of, convene and hold an annual or special meeting of its Shareholders, as promptly as reasonably practicable following the Offer Closing for the purpose of considering and taking action on the Merger Agreement and the Merger (such meeting, or any adjournments or postponements thereof, the “Shareholders’ Meeting”).

If the Minimum Condition is satisfied and we accept for payment Shares tendered pursuant to the Offer, we will have sufficient voting power to adopt the Merger Agreement at the Shareholders’ Meeting without the affirmative vote of any other Shareholder.

Treatment of Baker Equity Options and Awards. The Merger Agreement provides that each outstanding option to purchase Shares (a “Baker Stock Option”) granted under the Michael Baker Corporation Long-Term Incentive Plan and the Michael Baker Corporation 1996 Non-employee Directors Stock Incentive Plan (the “Baker Stock Plans”), whether or not vested or exercisable, shall become fully vested and exercisable contingent upon the Effective Time, and shall be, as of or immediately prior to the Effective Time, canceled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price per share of such Baker Stock Option, and (ii) the number of shares such holder could have purchased (without regard to whether the Baker Stock Option is then vested) had such holder exercised such Baker Stock Option in full immediately prior to the Effective Time. However, if the applicable exercise price per share of such Baker Stock Option is equal to or exceeds the Merger Consideration, such Baker Stock Option shall be canceled without payment of any consideration therefor and shall be of no further force and effect. Neither IMS, nor any of its affiliates, is assuming or continuing any Baker Stock Option, stock awards or stock option grants made prior to the Effective Time, if any.

Additionally, immediately prior to the Effective Time, the restrictions applicable to each then-outstanding Share of restricted stock granted under the Baker Stock Plans (“Baker Stock-Based Award”) shall lapse and, to the extent not previously vested, contingent upon the Effective Time, be deemed fully vested, and such Baker Stock-Based Award shall be, as of or immediately prior to the Effective Time, converted into the right to receive the Merger Consideration.

Immediately prior to the Effective Time, each then-outstanding cash-based award (“Baker Cash-Based Award”) granted under the Michael Baker Corporation Incentive Compensation Plan for 2013 shall be deemed to have been fully earned for the 2013 plan year, contingent upon the Effective Time. The aggregate amount to be awarded in Baker Cash-Based Awards for the 2013 plan year (including interim awards) shall be determined by applying the percentage performance tiers adopted for the 2013 plan year to Baker’s actual consolidated EBITDA for the period from and including January 1, 2013 through the Effective Time as compared to Baker’s 2013 budget targets for consolidated EBITDA for such period.

Prior to the Effective Time, Baker will take all actions necessary to (i) terminate the Michael Baker Corporation Employee Stock Purchase Plan (the “ESPP”) as of immediately prior to the Effective Time and

(ii) provide that the rights of participants in the ESPP with respect to any “Purchase Period” (as defined in the ESPP) in effect on or after the date of the Merger Agreement under the ESPP will be determined by treating a business day to be determined by Baker as the last day of such Purchase Period and by making such other pro-rata adjustments as may be necessary to reflect the shortened Purchase Period, but otherwise treating such shortened Purchase Period as a fully effective and completed offering period for all purposes under the ESPP.

Articles of Incorporation, Bylaws, Directors and Officers of the Surviving Corporation. The articles of incorporation of Baker in effect immediately prior to the Effective Time will be amended at the Effective Time to be identical to our articles of incorporation as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation will remain “Michael Baker Corporation”, and as so amended, will be the articles of incorporation of the Surviving Corporation until changed or amended as provided in the articles of incorporation and by applicable law. Our by-laws in effect immediately prior to the Effective Time will be the by-laws of the Surviving Corporation until thereafter changed or amended as provided in the by-laws and by applicable law. From and after the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, our directors immediately prior to the Effective Time will be the initial directors of the Surviving Corporation.

Representations and Warranties. In the Merger Agreement, Baker has made customary representations and warranties to IMS and Purchaser, including representations relating to its organization and standing, capital structure, corporate authority, approvals, anti-takeover provisions in Baker’s organizational documents and anti-takeover agreements, fairness opinion, governmental filings, no violations, SEC filings, financial statements, liabilities, absence of certain changes, compliance with laws, litigation, employee benefits, environmental matters, taxes, labor matters, intellectual property, insurance, properties, material contracts, information supplied and compliance with SEC filing and mailing requirements, and brokers and finders. We and IMS have made customary representations and warranties to Baker with respect to, among other matters, organization and standing, corporate authority, governmental filings, no violations, litigation, financing, solvency, our operations, neither we nor IMS being an “interested stockholder” as defined in the PBCL, no officer or director of Baker or any of its subsidiaries having a material equity interest (as defined in the PBCL) in us, IMS or any of our affiliates, information supplied and compliance with SEC filing and mailing requirements, brokers and financial statements.

None of the representations and warranties in the Merger Agreement will survive the Effective Time of the Merger. Notwithstanding the foregoing, that sentence shall not limit any covenant or agreement contained in the Merger Agreement or in any document or instrument delivered pursuant to or in connection with the Merger Agreement that by its terms applies in whole or in part after the Effective Time.

Operating Covenants. From the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, Baker will, and will cause its subsidiaries (unless otherwise required by applicable law, consented to in writing in advance by IMS or expressly contemplated by the Merger Agreement or as set forth in the disclosure schedules to the Merger Agreement) to carry on its business in the ordinary course of business, and use commercially reasonable efforts to preserve intact its respective business organization and keep available the services of its current officers, employees and consultants who are important to the operation of the business. Furthermore, Baker will not, and will not permit its subsidiaries, to:

•	amend Baker’s articles of incorporation or bylaws;

•	authorize or pay any dividends on or make any distribution, or permit any of its subsidiaries that is not wholly owned to take any such action, with respect to its outstanding shares of capital stock or other equity securities (whether in cash, assets, stock or other securities of Baker or its subsidiaries), except (i) dividends and distributions paid or made on a pro rata basis by subsidiaries and (ii) quarterly dividends in accordance with Baker’s publicly announced dividend policy as in effect on the date of the Merger Agreement;

•	except for transactions exclusively among Baker and its wholly owned subsidiaries or among its wholly owned subsidiaries, permit any of its subsidiaries to, or itself, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in Baker or any subsidiaries of Baker or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities, take any action to cause to be exercisable any otherwise unexercisable Baker Stock Option (except as otherwise provided by the terms of the Merger Agreement or the express terms of any unexercisable options or awards outstanding on the date of the Merger Agreement) or otherwise make any changes (by combination, merger, consolidation, reorganization, liquidation, split, combination, reclassification, adjustment or otherwise) in the capital structure of Baker or any of its subsidiaries or amend the terms of any securities of Baker or any of its subsidiaries, other than issuances of Shares in respect of any exercise of Baker Stock Options outstanding on the date of the Merger Agreement;

•	except to the extent required by law (including Section 409A of the Code) or by contracts in existence as of the date of the Merger Agreement or by Baker benefit plans, (i) increase in any material manner the aggregate compensation and benefits of its directors or executive officers except (A) in the ordinary course of business consistent with past practice (the ordinary course including, for this purpose, the employee salary, bonus and equity compensation review process and related adjustments substantially as conducted each year), or (B) in accordance with existing contracts or benefit plans, (ii) pay any pension, severance or retirement benefits not required by any existing plan or agreement to any such directors or executive officers, (iii) enter into, amend (other than amendments that do not materially increase the cost to Baker or any of its subsidiaries of maintaining the applicable compensation or benefit program, policy, arrangement or agreement), adopt, implement or otherwise commit itself to any compensation or benefit plan, program, policy, arrangement or agreement including any pension, retirement, profit-sharing, bonus, collective bargaining or other employee benefit or welfare benefit plan, policy, arrangement or agreement or employment or consulting agreement with or for the benefit of any employee, director, consultant, independent contractor or service provider, other than with respect to any employment, severance or retention agreement (or amendment with respect thereto) entered into in the ordinary course of business consistent with past practice between Baker or one of its subsidiaries, on the one hand, and any consultant, independent contractor, service provider or employee of Baker or its subsidiaries who is not an executive officer of Baker or its subsidiaries, or (iv) other than pursuant to the express terms of the respective benefit plan or contract, accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation of or for the benefit of any director or executive officer or otherwise accelerate any rights or benefits, or make any determinations that would result in a material increase in liabilities under any benefit plan;

•	make any loans or advances to any of its directors and executive officers (other than in the ordinary course of business consistent with past practice in amount) or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons;

•	with limited exceptions listed in the Merger Agreement, incur, assume, guarantee, prepay or otherwise become liable for any indebtedness for borrowed money (directly, contingently or otherwise);

•	settle or compromise any claim, suit action, arbitration or other proceeding, whether administrative, civil or criminal, in law or equity, except for settlements or compromises that consist solely of the payment of monetary damages in an amount not to exceed $1,000,000 individually or $5,000,000 in the aggregate;

•	change any of the material accounting methods, principles or practices used by it unless required by or advisable under a change in GAAP, SEC rule or policy or applicable law;

•	other than in the ordinary course of business, (A) make, change or revoke any material income tax election, (B) file any material amended income tax return, or (C) settle or compromise any material liability for income taxes or surrender any claim for a refund of a material amount of income taxes, other than in the case of clauses (B) and (C) above in respect of any income taxes that have been identified in the reserves for income taxes in Baker’s GAAP financial statements and for settlements or compromises permitted under the Merger Agreement;

•	acquire, except in respect of any mergers, consolidations, business combinations among Baker and its wholly owned subsidiaries or among Baker’s wholly owned subsidiaries, including by merger, consolidation or acquisition of stock or assets, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets in connection with acquisitions or investments;

•	amend in any material respect or waive any of its material rights under any material contract or enter into any contract that would constitute a material contract, except in the ordinary course of business consistent with past practice or as would not reasonably be expected to result in a Company Material Adverse Effect;

•	sell, transfer, mortgage, encumber or otherwise dispose of any of its assets, business or properties, except for sales, transfers, mortgages, encumbrances or other dispositions in the ordinary course of business, or liens, mortgages or encumbrances granted in connection with refinancing, replacement or extension of existing indebtedness consistent with past practice or pursuant to a transaction that, together with any other such transactions, is not material to it and its subsidiaries, taken as a whole; and

•	enter into a contract with respect to any of the foregoing.

Access and Reports. From the date of the Merger Agreement until the Effective Time or the termination of the Merger Agreement, upon reasonable notice and subject to applicable laws relating to the exchange of information and other applicable terms and conditions set forth in the Merger Agreement, Baker will afford IMS and its accountants, consultants, legal counsel, investment bankers, financing advisors, and agents and other similar representatives (the “Representatives”) reasonable access during normal business hours to the officers, employees, properties, contracts, commitments, books and records and any report, schedule or other document filed or received by Baker and its subsidiaries as IMS may reasonably request.

No Solicitation. In the Merger Agreement, Baker has agreed that it will not, and will cause its subsidiaries and its and their respective directors and “Management” (defined as “the employees party to the Employment Continuation Agreements listed in the disclosure schedule to the Merger Agreement) to not, and will direct and use reasonable best efforts to cause its and their respective other employees and Representatives to not (and will not authorize or give permission to its and their respective officers, directors, employees or Representatives to), directly or indirectly:

•	solicit or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of, any submission or announcement of a proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal (as defined below);

•	engage in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of knowingly facilitating or encouraging, any Acquisition Proposal;

•	approve, endorse or recommend any Acquisition Proposal; or

•	enter into any letter of intent or other contract (other than an acceptable confidentiality agreement) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

Baker will, and will cause its subsidiaries and its and their respective directors and Management to, and shall direct and use its reasonable best efforts to cause its and their respective other employees and Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Acquisition Proposal and request the prompt return or destruction of all confidential information previously furnished.

Under the Merger Agreement, Baker agreed that it will promptly, and in any event within one business day after its receipt of any Acquisition Proposal, or any request for nonpublic information relating to Baker or any of its subsidiaries in connection with an Acquisition Proposal, advise IMS in writing of such Acquisition Proposal or request (including providing the identity of the person making or submitting such Acquisition Proposal or request, and, if it is in writing, a copy of such Acquisition Proposal and any related draft agreements). Baker will keep IMS informed on a reasonably timely basis with respect to any material developments, discussions or negotiations regarding any Acquisition Proposal, including, any change to the material terms of any such Acquisition Proposal (and in any event within one business day following any such change), including providing IMS with a copy of any draft agreements and modifications thereof.

Baker Board Recommendation; Baker Adverse Recommendation Change. The Baker Board has resolved to recommend that Shareholders accept the Offer and that Shareholders tender their Shares in the Offer to Purchaser (the “Baker Board Recommendation”). Pursuant to the Merger Agreement, neither the Baker Board nor any committee of the Baker Board may (i) fail to include the Baker Board Recommendation in the Schedule 14D-9 or the Proxy Statement, (ii) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, the Baker Board Recommendation in a manner adverse to IMS or make any statement, filing or release inconsistent with the Baker Board Recommendation, (iii) within ten business days of a tender or exchange offer relating to securities of Baker having been commenced, fail to (A) publicly recommend against such tender or exchange offer or fail to send to Baker’s securityholders a statement disclosing that Baker recommends rejection of such tender or exchange offer, or (B) publicly reaffirm the Baker Board Recommendation, (iv) adopt, approve or recommend, or publicly propose to approve or recommend to the Shareholders an Acquisition Proposal or resolve or agree to take any such action, or (v) following the disclosure or announcement of an Acquisition Proposal, fail to reaffirm publicly the Baker Board Recommendation within ten business days after IMS requests in writing that the Baker Board Recommendation be reaffirmed publicly (each of the actions described in clauses (i) through (v) being referred to as a “Baker Adverse Recommendation Change”).

However, at any time prior to the Offer Closing, subject to the terms and conditions of the Merger Agreement, the Baker Board may make a Baker Adverse Recommendation Change with respect to an Acquisition Proposal or, in connection with such Baker Adverse Recommendation Change, terminate the Merger Agreement and enter into an agreement with respect to an Acquisition Proposal, if:

•	an Acquisition Proposal is made to Baker by a third party, such offer is not withdrawn and Baker has not breached the covenants in respect of Acquisition Proposals and Baker Adverse Recommendation Changes set forth in the Merger Agreement;

•	the Baker Board or any committee thereof determines in good faith after consultation with outside legal counsel and a financial advisor that such offer constitutes a Superior Proposal (as defined below);

•	following consultation with outside legal counsel, the Baker Board or any committee thereof determines that failure to take such action would be reasonably likely to be inconsistent with fiduciary duties under applicable law;

•	Baker has given IMS at least three business days’ prior written notice (along with copies of the relevant documents and terms as described in the Merger Agreement); and

•	Baker has paid the Termination Fee as required by the Merger Agreement.

Baker is not entitled to exercise its right to make a Baker Adverse Recommendation Change with respect to an Acquisition Proposal or, in connection with such Baker Adverse Recommendation Change, terminate and enter into another deal with respect to an Acquisition Proposal, unless Baker has:

•

provided to IMS three business days’ prior written notice (a “Notice of Superior Proposal” and such three business day period, the “Notice Period”) advising IMS that the Baker Board intends to take such action and including in the Notice of Superior Proposal (i) if it is in writing, a copy of such Acquisition

Proposal and any related draft agreements and financing commitments and (ii) if oral, a reasonably detailed summary thereof (it being understood and agreed that any material revision or amendment to the terms of such Superior Proposal will require a new Notice of Superior Proposal and a subsequent notice period of two business days);

•	during the Notice Period, if requested by IMS, engaged in good faith negotiations with IMS regarding any adjustments or modifications to the terms of the Merger Agreement proposed by IMS and taking into account any such adjustments or modifications to the Merger Agreement such that the Acquisition Proposal which was determined to constitute a Superior Proposal no longer is a Superior Proposal;

•	at the end of the Notice Period, if such Acquisition Proposal has not been withdrawn, again made the determination in good faith after consultation with outside legal counsel and a financial advisor (after negotiating in good faith with IMS and its Representatives if requested by IMS during the Notice Period regarding any adjustments or modifications to the terms of the Merger Agreement proposed by IMS and taking into account any such adjustments or modifications) that the Acquisition Proposal continues to be a Superior Proposal; and

•	after consultation with outside legal counsel, determines that the failure to make a Baker Adverse Recommendation Change would be reasonably likely to result in a breach of the fiduciary duties of the Baker Board under applicable law.

Subject to certain exceptions Baker may also effect a Baker Adverse Recommendation Change in response to any material development, fact, change, event, effect, occurrence or circumstance, except for certain events articulated in the Merger Agreement, with respect to Baker that (i) does not relate to an Acquisition Proposal, and (ii) is not known or reasonably foreseeable (or the material consequences of which are not known or reasonably foreseeable) to Baker or the Baker Board as of the date of the Merger Agreement if (a) the Baker Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law, (b) prior to taking such action, the Baker Board has given IMS at least three business days’ prior written notice of its intention to take such action, and (c) following the end of such notice period, the Baker Board shall have considered in good faith any revisions to the Merger Agreement proposed in writing by IMS and shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to effect such Baker Adverse Recommendation Change would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law.

The Merger Agreement does not prohibit Baker from complying with Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act with regard to any Acquisition Proposal, including making any “stop-look-and-listen” communications, or any similar disclosure obligations to Shareholders; provided that neither Baker nor the Baker Board shall effect a position that constitutes a Baker Adverse Recommendation Change unless otherwise specifically permitted by the Merger Agreement.

The Merger Agreement defines “Acquisition Proposal” to mean any inquiry, proposal or offer providing for:

•	any direct or indirect acquisition or purchase, in a single transaction or series of related transactions, of (1) 15% or more of the assets of Baker and its subsidiaries, taken as a whole, or (2) Shares or other equity securities of Baker which together with any other Shares or other equity securities of Baker beneficially owned by such person or group, would equal 15% or more of aggregate voting power of Baker,

•	any tender offer or exchange offer that, if consummated, would result in any person or group owning, directly or indirectly, 15% or more of the aggregate voting power of Baker,

•	any merger, consolidation, business combination, binding share exchange or similar transaction involving Baker pursuant to which any person or group (or the shareholders of any person) would own,

directly or indirectly, 15% or more of the aggregate voting power of Baker or of the surviving entity in a merger or the resulting direct or indirect parent of Baker or such surviving entity, or

•	any recapitalization transaction involving Baker,

other than, in each case, the transactions contemplated by the Merger Agreement.

The Merger Agreement defines “Superior Proposal” to mean a bona fide, written Acquisition Proposal by a third party unaffiliated with Baker that the Baker Board in good faith (after consultation with its outside counsel and financial advisor) determines (a) would, if consummated, result in a transaction that is more favorable to Baker from a financial perspective than the transactions contemplated by the Merger Agreement and (b) is, after taking into account the Recommendation Considerations at least as favorable to Baker on such non-financial terms taken as a whole; provided that, for purposes of the definition of “Superior Proposal”, the references to “15% or more” in the definition of Acquisition Proposal shall be deemed to be references to “a majority”. “Recommendation Consideration” is defined to mean those factors other than price per share considered by the Baker Board in its consideration of IMS’s bid for Baker and its approval and recommendation of the Merger Agreement to the Shareholders, including likelihood of consummation, IMS’s covenants with respect to the post-closing conduct of Baker’s business and employee matters, the amount and terms of Baker’s termination fee, and other matters within the scope of Section 1715 of the PBCL.

Termination. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time:

1.	by mutual written consent of IMS and Baker, notwithstanding any adoption of the Merger Agreement by Shareholders;

2.	by either IMS or Baker, if,

A.	any order by a governmental authority in a jurisdiction in which any of Baker or IMS has substantial operations permanently restraining, enjoining or otherwise prohibiting consummation of the Offer or the Merger shall have become final and nonappealable; provided that the party seeking to terminate the Merger Agreement shall have used its reasonable best efforts to remove or lift such order; or

B.	the Offer Closing shall not have occurred prior to November 29, 2013 (the “Outside Date”); provided, however, that the right to terminate the Merger Agreement will not be available to any party that shall have breached in any material respect its obligations under the Merger Agreement in any manner that shall have proximately caused or substantially contributed to the failure to consummate the Offer on or prior to the Outside Date;

3.	by IMS, if, prior to the Offer Closing,

A.	there shall have been a breach of any of the covenants or any of the representations or warranties set forth in the Merger Agreement on the part of Baker such that the conditions to the Offer related to accuracy of representations and warranties or compliance with covenants is not satisfied, which breach is not cured or cannot be cured within 30 days following written notice by IMS to Baker, provided there is no “Purchaser Breach” (as defined below); or

B.	(i) Baker enters into an Alternative Acquisition Agreement, (ii) Baker intentionally and materially breaches the non-solicitation covenant, or (iii) a Baker Adverse Recommendation Change shall have occurred;

4.	by Baker:

A.	if IMS or Purchaser fails to commence the Offer by the Targeted Commencement Date;

B.	at any time prior to the Offer Closing, in order to concurrently enter into an Alternative Acquisition Agreement for a Superior Proposal, provided that Baker has complied with the non-solicitation covenant in the Merger Agreement, and Baker pays to IMS in immediately available funds a fee of $11.8 million;

C.	at any time prior to the Offer Closing, if there has been a breach of any representation, warranty, covenant or agreement made by IMS or Purchaser in the Merger Agreement and such breach (i) is not curable by the Outside Date or, if curable, is not cured prior to the 30th day after written notice thereof is given by Baker to IMS and (ii) would reasonably be expected to have a material adverse effect on the ability of IMS and Purchaser to perform their respective obligations under the Merger Agreement (any such breach, a “Purchaser Breach”); provided, however, that Baker is not in breach of the Merger Agreement such that certain conditions to the Offer would not be capable of being satisfied by the Outside Date; or

D.	at any time prior to the Effective Time, if all of the conditions to the Offer have been satisfied (other than those conditions that by their nature are to be satisfied at the Offer Closing) and we fail to consummate the Offer Closing on or before the date on which the Offer Closing should have occurred.

Effect of Termination; Termination Fees. In the event of the termination of the Merger Agreement in accordance with its terms, the Merger Agreement will become void and of no effect, with no liability to any person on the part of any party to the Merger Agreement, except with respect to certain specified provisions, which provisions will survive any such termination. Notwithstanding the foregoing, nothing will relieve any of the parties from liability for:

•	any deliberate and material breach of its representations, warranties, covenants and agreements occurring prior to the termination; and

•	in the case of IMS and us, our failure to consummate the Offer after the conditions to the Offer are satisfied or to perform our covenants relating to the financing.

However, in connection with any such deliberate and material breach or such failure of the Offer to be consummated, in no event will Baker be entitled to any other rights or remedies at law or in equity in the event it elects to receive and does receive the IMS Termination Fee (as defined below), and in no event will Baker be entitled to the IMS Termination Fee if it elects to receive and does receive any other remedies at law or in equity. Each party may elect to seek as a remedy the benefits of its bargain which, in the case of Baker, includes the bargain lost by its Shareholders.

Baker will pay IMS a termination fee equal to $11.8 million (the “Baker Termination Fee”) if the Merger Agreement is terminated pursuant to clause 3(B) or 4(B) described under “Termination” above. In addition, if:

•	the Merger Agreement is terminated pursuant to clause 2(B) or 3(A) described under “Termination” above;

•	an Acquisition Proposal is publically announced or otherwise communicated to a member of the Baker Board (or any person shall have publicly announced or communicated a bona fide intention, whether or not conditional, to make an Acquisition Proposal) at any time prior to the date of termination; and

•	within twelve months after such termination, Baker enters into a definitive contract to consummate, or consummates, or recommends to its Shareholders, any Acquisition Proposal,

then (upon the satisfaction of all of the conditions set forth in the bullet points above), Baker will pay to IMS the Baker Termination Fee prior to, as applicable, entering into any definitive agreement with respect to an Acquisition Proposal, consummating such transaction or recommending to its Shareholders any Acquisition

Proposal; provided, however, that if the Merger Agreement is terminated for this reason, the references in the definition of Acquisition Proposal to “15%” will instead be deemed to refer to “a majority”.

In addition, if the Merger Agreement is terminated by Baker pursuant to clause 4(C) or 4(D) described under “Termination” above, then IMS shall pay Baker or its designees a termination fee of $23.6 million in cash (the “IMS Termination Fee”) no later than two business days after the date of such termination.

Third-Party Consents and Regulatory Approvals. Subject to the terms and conditions of the Merger Agreement, each of IMS, Purchaser and Baker agreed to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things, necessary, proper or advisable to consummate and make effective, as promptly as practicable, the Offer, Merger and the other transactions contemplated by the Merger Agreement in accordance with the terms of the Merger Agreement, including:

•	the obtaining of all necessary actions or nonactions, waivers, consents and approvals from governmental authorities and the making of all necessary registrations, notices and filings (including filings with governmental authorities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental authority;

•	the obtaining of all necessary consents, approvals or waivers from third parties, and all consents, approvals and waivers from third parties reasonably requested by IMS to be obtained in respect of Baker’s material contracts in connection with the Offer, the Merger, the Merger Agreement or the transactions contemplated by the Merger Agreement;

•	the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement, the Offer or the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement; and

•	the execution and delivery of any additional instruments necessary to consummate the Offer, Merger and the other transactions contemplated by the Merger Agreement and to fully carry out the purposes of the Merger Agreement.

In addition, Baker and IMS agreed to make their respective filings and thereafter make any other required submissions under the HSR Act. On August 12, 2013, IMS filed a Notification and Report Form under the HSR Act with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission, and on August 13, 2013, Baker filed a Notification and Report Form under the HSR Act with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission. See Section 15—“Certain Legal Matters; Regulatory Approvals—Antitrust Compliance”.

Employee Matters. The Merger Agreement provides that IMS will cause the Surviving Corporation and its subsidiaries to honor and perform all employment and compensatory contracts between Baker and its subsidiaries, on the one hand, and any past or present employee or consultant of Baker and its subsidiaries, on the other, including all retention awards and employment, employment continuation, severance, incentive, change in control and termination contracts disclosed in the disclosure schedules to the Merger Agreement. In addition, the Surviving Corporation may not, and IMS will not permit the Surviving Corporation to, amend or terminate the Key Employee Retention Plan or any award granted under the plan in a way that reasonably could adversely affects the rights and entitlement of any employee who was granted an award under that plan.

The Merger Agreement states that, for a period of one year following the Effective Time, the employees of Baker and its subsidiaries who remain employed by the Surviving Corporation and its subsidiaries (the “Affected Employees”) will receive compensation and benefits the value of which, in the aggregate, is at least substantially equivalent to the aggregate value of the compensation and benefits provided to such Affected Employees immediately prior to the Effective Time; provided however, during such one year period, (i) each Affected Employee while so employed shall be provided base wages or salary that are not less than the base wages or salary provided to such Affected Employee immediately prior to the Effective Time and (ii) each Affected Employee shall be provided severance benefits not less favorable than those provided to such Affected Employee immediately prior to the Effective Time.

The Merger Agreement also provides that IMS will cause, with certain exceptions, any employee benefit plans which the Affected Employees are entitled to participate in after the Effective Time to take into account for purposes of eligibility, vesting, level of benefits and benefit accrual, service for Baker and its subsidiaries as if such service were with IMS. In addition, in the event of any change in the welfare benefits provided to the Affected Employees after the Effective Time, the Merger Agreement provides that IMS and its subsidiaries will (i) waive limitations relating to pre-existing conditions, exclusions and waiting periods under any welfare benefit plans in which Affected Employees participate following the Effective Time and (ii) credit Affected Employees for any co-payments and deductibles paid prior to any such change for the plan year in which the Effective Time occurs.

Indemnification and Directors’ and Officers’ Insurance. The Merger Agreement provides that the Surviving Corporation will assume all obligations with respect to rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time existing in favor of current or former directors and officers of Baker and its subsidiaries as provided in Baker’s articles of incorporation and bylaws (or in the organizational documents of Baker’s subsidiaries) or in any written indemnification contract between such persons and Baker (in each case, as in effect on the date of the Merger Agreement).

For at least six years after the Effective Time, the Surviving Corporation will maintain (through a tail policy or otherwise) in effect Baker’s current directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time, covering each person currently covered by Baker’s directors’ and officers’ liability insurance policy, on terms with respect to such coverage and amounts no less favorable than those of such policy in effect on the date of the Merger Agreement; provided that in no event will the Surviving Corporation be required to pay more than 300% of the annual premiums currently paid by Baker for such insurance.

Financing. We have agreed to use our reasonable best efforts to take all actions and do all things necessary, proper or advisable to consummate and obtain the financing described in the Merger Agreement. In some circumstances, we may be able to modify, amend or replace the financing commitments we have received, but most significant modifications would require the consent of Baker. If, notwithstanding the use of reasonable best efforts to satisfy our obligations to secure financing, any portion of the debt financing becomes unavailable on the terms and conditions specified therein, we will promptly notify Baker and use reasonable best efforts to arrange and obtain alternative financing from the same and/or alternative sources on terms and conditions not less favorable, taken as a whole, to IMS, than those contained in the prior debt financing documents, as promptly as reasonably practicable following the occurrence of such event. In such case, we will keep Baker informed on a reasonably current basis of the status of our efforts to arrange the financing and to satisfy the conditions thereof. In addition, Baker has agreed to use reasonable best efforts to provide us with all reasonable cooperation requested in writing that is necessary in connection with the debt financing, with exceptions for cooperation that would unreasonably interfere with the ongoing operations of Baker and its subsidiaries or require Baker to pay any fees or incur any liability for which it is not promptly reimbursed or indemnified. Our obligation to complete the Offer is not conditioned upon our obtaining financing.

Conditions of the Offer. See Section 14—“Conditions of the Offer”.

Conditions to the Merger. The respective obligation of each party to the Merger Agreement to consummate the Merger is subject to the fulfillment or (to the extent permitted by law) written waiver by the parties prior to the Effective Time of each of the following conditions:

•	if and to the extent required by the PBCL, the Merger Agreement shall have been adopted by the affirmative vote of holders of at least a majority of the outstanding Shares;

•	no governmental authority in a jurisdiction in which IMS or Baker has substantial operations shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, injunction, order, decree or ruling (whether temporary, preliminary or permanent) that is then in effect and prohibits or makes illegal the consummation of the Merger; and

•	we shall have accepted for payment all Shares (in each case to the extent validly tendered and not validly withdrawn) pursuant to the Offer (including pursuant to any “subsequent offering period” we provide).

Expenses. Other than as specifically provided in the Merger Agreement, all costs and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expense, whether or not the Merger is consummated.

No Third-Party Beneficiaries. The Merger Agreement is not intended to, and does not, confer upon any other person or entity any rights or remedies under the Merger Agreement, except as set forth in or contemplated by the terms and provisions of the Merger Agreement, including (i) the rights of directors and officers to receive indemnification and insurance after the Effective Time, (ii) the rights of Shareholders, holders of Baker stock options, stock-based awards and cash-based awards after the Effective Time to receive consideration in respect of their securities, and (iii) certain provisions of the Merger Agreement for the benefit of the Financing Sources.

Amendment; Waiver. Any provision of the Merger Agreement may be amended prior to the Effective Time if, but only if, such amendment is in writing and is signed by each party to the Merger Agreement, except to the extent that any such amendment would violate applicable law. Certain provisions of the Merger Agreement for the benefit of the Financing Sources may not be amended without the prior written consent of such Financing Source. Any amendment of the Merger Agreement after the appointment by IMS of directors to Baker will require the consent of a majority of the directors not appointed by IMS.

(d) The Non-Disclosure and Confidentiality Agreement. The following summary description of the non-disclosure and confidentiality agreement (the “Confidentiality Agreement”) does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(4) to the Schedule TO and is incorporated herein by reference. On January 31, 2013, Baker and IMS (at the time known as Gladiator Holdco LLC) entered into the Confidentiality Agreement, pursuant to which Baker would make available to IMS, as well as certain representatives and affiliates of Mr. Campbell, certain nonpublic information regarding Baker. Mr. Campbell is the founder and president of DC Capital and also beneficially owns approximately 498,121 Shares. The Confidentiality Agreement contains, among other things, certain standstill provisions that apply to Mr. Campbell and certain of his representatives and affiliates. The standstill provisions prohibit Mr. Campbell from, among other things, acquiring additional Shares, entering into agreements regarding or soliciting proxies in connection with an acquisition of Baker, and seeking to influence the management of Baker in connection with any strategic alternatives. The standstill provisions terminate on March 31, 2014, but under certain circumstances, certain of these provisions may terminate before March 31, 2014. IMS and Baker also agreed, subject to certain exceptions, to, keep confidential the nonpublic information provided by Baker for purposes of evaluating a possible transaction between IMS and Baker.

(e) The Facilitation Agreement. The following summary description of the Facilitation Agreement does not purport to be complete and is qualified in its entirety by reference to the Facilitation Agreement, a copy of which is filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference. Shareholders may examine and copy the Facilitation Agreement as set forth in Section 8—“Certain Information Concerning Baker” above. You are encouraged to read the full text of the Facilitation Agreement. On July 29, 2013, in connection with the parties’ entry into the Merger Agreement, Mr. Thomas J. Campbell entered into a facilitation agreement with Baker, IMS and us (the “Facilitation Agreement”). Under the terms of the Facilitation Agreement, Mr. Campbell agreed to, among other things, tender the approximately 498,121 Shares that he beneficially owns into the Offer and vote his Shares in favor of adopting the Merger Agreement, if applicable. These Shares represent 5.2% of the outstanding Shares on a fully diluted basis. Mr. Campbell has also agreed to comply with certain restrictions on the disposition of the granting of proxies and the incurrence of liens with respect to such Shares, and has agreed not to take any action that would in any way restrict, limit or interfere with the performance of his obligations under the Facilitation Agreement or the transactions contemplated by the Merger Agreement.

(f) Dissenters Rights. No dissenters rights are available to Shareholders whose tendered Shares are accepted in the Offer. However, Shareholders who have not tendered their Shares in the Offer will have rights under Subchapter 15D of the PBCL, including the right to dissent and obtain payment in cash for the “fair value” of that Shareholder’s Shares if (i) prior to the Merger (A) the Shares are no longer listed on a national securities exchange and (B) the Shares are beneficially or of record held by 2,000 or fewer persons and (ii) we own at least 80% of the Shares, including through exercise of the Top-Up Option, and the Merger is consummated as a “short-form” merger pursuant to applicable provisions of the PBCL. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the Effective Time) required to be paid in cash to dissenting Shareholders for their Shares. Any such judicial determination of the fair value of the Shares would not include any appreciation or depreciation in anticipation of the Merger and could be based upon considerations other than, or in addition to, the Merger Consideration and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than, or the same as, the Offer Price or the Merger Consideration. Holders of the Shares should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to “fair value” under Subchapter 15D of the PBCL. Moreover, IMS could argue in a valuation proceeding that, for purposes of such a proceeding, the fair value of Shares held by holders dissenting under Subchapter 15D of the PBCL is less than the price paid in the Offer.

The foregoing summary of the rights of dissenting Shareholders under the PBCL does not purport to be a statement of the procedures to be followed by Shareholders desiring to exercise any dissenters rights under Pennsylvania law. The preservation and exercise of dissenters rights require strict and timely adherence to the applicable provisions of Pennsylvania law which will be set forth in their entirety in the proxy statement or information statement for a merger, unless effected as a short-form merger, in which case they will be set forth in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to dissenters rights under Pennsylvania law and is qualified in its entirety by reference to Pennsylvania law.

You may not exercise dissenters rights at this time. The information provided above is for informational purposes only with respect to Shareholders’ alternatives if the Merger is consummated. If a Shareholder sells his or her Shares in the Offer, such Shareholder will not be entitled to exercise dissenters rights with respect to such Shares but, rather, subject to the conditions of the Offer, will receive the Offer Price for such Shares.

(g) Going Private Transactions. The SEC has adopted Rule 13e-3 promulgated under the Exchange Act, which is applicable to certain “going private” transactions and which may, under certain circumstances, be applicable to the Merger. However, Rule 13e-3 would be inapplicable if (i) the Shares are deregistered under the Exchange Act prior to the Merger or other business combination or (ii) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. We believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, the Shareholders will receive the same price per Share as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority Shareholders in the transaction be filed with the SEC and disclosed to Shareholders prior to the consummation of the transaction.

13.	Dividends and Distributions.

As discussed in Section 12—“Purpose of the Offer; Plans for Baker; the Merger Agreement; the Non-Disclosure and Confidentiality Agreement; Facilitation Agreement; Dissenters Rights; Going Private Transactions—the Merger Agreement—Operating Covenants”, pursuant to the Merger Agreement, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, Baker has agreed not to:

•	authorize or pay any dividends on or make any distributions with respect to the outstanding Shares or other equity securities, except (i) dividends and distributions paid or made on a pro rata basis by its subsidiaries and (ii) quarterly dividends in accordance with Baker’s publicly announced dividend policy as in effect on the date of the Merger Agreement; and

•	except for transactions exclusively among Baker and its wholly owned subsidiaries or among Baker’s wholly owned Subsidiaries, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock or other ownership in Baker or any of its subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities, take any action to cause to be exercisable any otherwise unexercisable Baker stock option (except as otherwise provided by the terms of the Merger Agreement or the express terms of any unexercisable options or awards outstanding on the date of the Merger Agreement) or otherwise make any changes (by combination, merger, consolidation, reorganization, liquidation, split, combination, reclassification, adjustment or otherwise) in the capital structure of Baker or any of its subsidiaries or amend the terms of any securities of Baker or any of its subsidiaries, other than issuances of Shares in respect of any exercise of Baker stock options outstanding on the date of the Merger Agreement.

14.	Conditions of the Offer.

Pursuant to the Merger Agreement, we are not required to accept for payment or pay for any Shares and may terminate the Offer, if on the date of the Expiration Date any of the following conditions has not been satisfied (or, to the extent legally permissible, waived):

•	as of the Expiration Date, (i) the Minimum Condition and (ii) any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated (the waiting period under the HSR Act expired at 11:59 p.m., New York City time, on August 27, 2013);

•

(i) the representations and warranties of Baker contained in Section 5.02 of the Merger Agreement shall be true and correct in all respects other than de minimis inaccuracies as of the date of the Merger Agreement and the Expiration Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); (ii) the representations and warranties of Baker contained in Section 5.03 of the Merger Agreement shall, in all material respects, be true and correct as of the date of the Merger Agreement and as of the Expiration Date as though made as of the Expiration Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); (iii) all other representations and warranties of Baker set forth in the Merger Agreement shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect set forth therein) as of the date of the Merger Agreement and as of the Expiration Date as though made as of the Expiration Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except, in the case of this clause (iii), for such failures to be true and correct that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined below); and (iv) IMS shall have received a certificate signed on behalf of Baker by a senior executive of Baker and dated as of the date of the Expiration Date to the effect that the conditions set forth in clauses (i), (ii) and (iii) above have been satisfied;

•	Baker shall have performed in all material respects its obligations required to be performed by it under the Merger Agreement at or prior to the Expiration Date, and IMS shall have received a certificate signed on behalf of Baker by a senior executive of Baker and dated as of the date of the Expiration Date to such effect;

•	no governmental entity, in its capacity as such, shall have (i) enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other Order that is in effect, or (ii) commenced any proceeding, in either case, which (a) has the effect of making the Offer, Top Up Option or Merger illegal or otherwise prohibiting or preventing the consummation of the Offer, Top Up Option or the Merger, (b) seeks to make illegal, restrain, prohibit or materially delay the making or consummation of the Offer or the Merger or the performance of any other transactions contemplated by the Merger Agreement, or (c) seeks to impose material damages in connection with the Offer or Merger;

•	since the date of the Merger Agreement, a Company Material Adverse Effect shall not have occurred; and

•	the Merger Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of IMS and us and may be waived by IMS and us in whole or in part at any time and from time to time in our sole discretion, in each case, subject to the terms of the Merger Agreement. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

The Merger Agreement defines “Company Material Adverse Effect” to mean any facts, circumstances, events or changes that are materially adverse to the business, assets, financial condition or results of operations of Baker and its subsidiaries, taken as a whole, or that have a material adverse effect on the ability of Baker to perform its obligations under the Merger Agreement, or to consummate the Merger and the other transactions to be performed or consummated by Baker pursuant to the Merger Agreement. Notwithstanding the foregoing, “Company Material Adverse Effect” shall not include facts, circumstances, events or changes resulting from (a) changes in general economic or political conditions (including any consequences of the Budget Control Act of 2011, any successor or related legislation and executive orders, or the effects of any failure to increase or waive the effect of any limitation on the incurrence by the United States of public debt) or the securities, credit or financial markets in general, (b) general changes or developments in the industries in which Baker and its subsidiaries operate, including general changes in law or regulation across such industries, (c) the announcement of the Merger Agreement or the pendency or consummation of the Merger or any Acquisition Proposal, (d) any acts required to be taken to remain in compliance with the terms of, or the taking of any action required by, the Merger Agreement or consented to by IMS, (e) any acts of terrorism or war, (f) the identity of IMS or any of its affiliates as participants in the transactions contemplated the Merger Agreement or the other agreements described in the recitals hereof, or (g) changes in GAAP or the interpretation thereof by the Financial Accounting Standards Board, the Accounting Principles Board, the American Institute of Certified Public Accountants and other similar organizations generally considered authoritative with respect to the interpretation of GAAP, except, in the case of the foregoing clauses (a) and (b), to the extent such facts, circumstances, events, changes or developments referred to therein have a disproportionate impact on Baker and its subsidiaries, taken as a whole, relative to other companies in the industries or in the geographic markets in which Baker conducts its businesses after taking into account the size of Baker relative to such other companies. For the avoidance of doubt, the parties agree that any decline in the stock price of the Shares on the New York Stock Exchange or any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period shall not, in and of itself, constitute a Company Material Adverse Effect, it being understood that, subject to the exclusions noted above, the facts or occurrences giving rise or contributing to such decline or failure may be deemed to constitute, or be taken into account in determining whether there has been or could reasonably be expected to be, a Company Material Adverse Effect.

15.	Certain Legal Matters; Regulatory Approvals.

Except as otherwise set forth in this Offer to Purchase, based on our examination of publicly available information filed by Baker with the SEC and other publicly available information concerning Baker, we are not aware of any governmental license or regulatory permit that appears to be material to Baker’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that such approval or other action will be sought. Except as described under “Antitrust Compliance”, there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to Baker’s business or certain parts of Baker’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in Section 14—“Conditions of the Offer”.

Pennsylvania Takeover Laws. Baker is incorporated under the laws of Pennsylvania. The Pennsylvania Takeover Disclosure Law (“PTDL”) purports to regulate certain attempts to acquire a corporation which (1) is organized under the laws of Pennsylvania or (2) has its principal place of business and substantial assets located in Pennsylvania. In Crane Co. v. Lam, the United States District Court for the Eastern District of Pennsylvania preliminarily enjoined, on grounds arising under the United States Constitution, enforcement of at least the portion of the PTDL involving the pre-offer waiting period thereunder. Section 8(a) of the PTDL provides an exemption for any offer to purchase securities as to which the board of directors of the target company recommends acceptance to its shareholders, if at the time such recommendation is first communicated to shareholders the offeror files with the Pennsylvania Securities Commission (“PSC”) a copy of the Schedule TO and certain other information and materials, including an undertaking to notify shareholders of the target company that a notice has been filed with the PSC which contains substantial additional information about the offering and which is available for inspection at the PSC’s principal office during business hours. The Baker Board, by a unanimous vote of those voting at a meeting at which all the directors of Baker were present, has approved the transactions contemplated by the Merger Agreement and recommended acceptance of the Offer and approval of the Merger to the Shareholders. While reserving and not waiving its right to challenge the validity of the PTDL or its applicability to the Offer, we are making a Section 8(a) filing with the PSC in order to qualify for the exemption from the PTDL. Pursuant to Section 10 of the PTDL, we will submit the appropriate $100 notice filing fee along with the Section 8(a) filing. This Offer to Purchase constitutes the required notice that substantial additional information about the Offer has been filed with the PSC pursuant to the PTDL and is available for inspection at the PSC’s office at 17 N. Second Street, Suite 1300 Harrisburg, PA 17101-2290 during business hours.

Chapter 25 of the PBCL contains other provisions relating generally to takeovers and acquisitions of certain publicly owned Pennsylvania corporations such as Baker that have a class or series of shares entitled to vote generally in the election of directors of a corporation registered under the Exchange Act (a “registered corporation”). The following discussion is a general and highly abbreviated summary of certain features of such chapter and is qualified in its entirety by reference to Chapter 25 of the PBCL. In addition to other provisions not applicable to the Offer or the Merger, Subchapter 25D of the PBCL includes provisions requiring approval of a merger of a registered corporation with an “interested shareholder” in which the “interested shareholder” is treated differently from other shareholders, by the affirmative vote of the shareholders entitled to cast at least a majority of the votes that all shareholders other than the interested shareholder are entitled to cast with respect to the transaction without counting the votes of the interested shareholder. This disinterested shareholder approval requirement is not applicable to a transaction (i) approved by a majority of disinterested directors, (ii) in which the consideration to be received by shareholders is not less than the highest amount paid by the interested shareholder in acquiring his or her Shares or (iii) effected without submitting the merger to a vote of shareholders as permitted in Section 1924(b)(1)(ii) of the PBCL. Baker has represented to us and IMS that Subchapter 25D will not be applicable to the contemplated Merger.

Subchapter 25E of the PBCL provides that, in the event that we (or a group of related persons, or any other person or group of related persons) were to acquire Shares representing at least 20% of the voting power of Baker, in connection with the Offer or otherwise (a “Control Transaction”), Shareholders would have the right to demand “fair value” of such Shareholders’ Shares and to be paid such fair value upon compliance with the requirements of Subchapter 25E. Under Subchapter 25E, “fair value” may not be less than the highest price per share paid by the controlling person or group at any time during the 90-day period ending on and including the date of the Control Transaction, plus an increment, if any, representing any value, including, without limitation, any proportion of value payable for acquisition of control of Baker, that may not be reflected in such price. Baker has opted out of Subchapter 25E in its by-laws and has represented to IMS and us that Subchapter 25E is not applicable to the transactions contemplated by the Merger Agreement.

Subchapter 25F of the PBCL prohibits under certain circumstances certain “business combinations”, including mergers and sales or pledges of significant assets, of a registered corporation with an “interested shareholder” for a period of five years. For purposes of Subchapter 25F, an “interested shareholder” means the beneficial owner, directly or indirectly (including through affiliates and associates) of 20% or more of the voting power of Baker (or affiliates or associates of Baker who within a five-year period was such a beneficial owner). Subchapter 25F exempts, among other things, business combinations approved by the board of directors prior to a shareholder becoming an interested shareholder. Baker has represented to IMS and us that Subchapter 25F will not be applicable to the contemplated Merger.

Subchapter 25G of the PBCL, relating to “control-share acquisitions”, prevents under certain circumstances the owner of a control-share block of shares of a registered corporation from voting such shares unless a majority of both the “disinterested” shares and all voting shares approve such voting rights. Failure to obtain such approval may result in a forced sale by the control-share owner of the control-share block to the corporation at a possible loss. Baker has opted out of Subchapter 25G in its by-laws and has represented to IMS and us that Subchapter 25G is not applicable to the transactions contemplated by the Merger Agreement.

Subchapter 25H of the PBCL, relating to disgorgement by certain controlling shareholders of a registered corporation following attempts to acquire control, provides that under certain circumstances any profit realized by a controlling person from the disposition of shares of the corporation to any person (including to the corporation itself) will be recoverable by the corporation. Baker has opted out of Subchapter 25H in its by-laws and has represented to IMS and us that Subchapter 25H is not applicable to the transactions contemplated by the Merger Agreement.

Subchapter 25I of the PBCL entitles “eligible employees” of a registered corporation to a lump sum payment of severance compensation under certain circumstances if the employee is terminated, other than for willful misconduct, within 90 days before voting rights lost as a result of a control-share acquisition are restored by a vote of disinterested shareholders. Subchapter 25J of the PBCL provides protection against termination or impairment under certain circumstances of “covered labor contracts” of a registered corporation as a result of a “business combination transaction” if the business operation to which the covered labor contract relates was owned by the registered corporation at the time voting rights are restored by shareholder vote after a control-share acquisition. By their terms, Subchapters 25I and 25J only apply in situations in which Subchapter 25G is applicable. Because Baker has opted out of Subchapter 25G in its by-laws, neither Subchapter 25I nor 25J is applicable to the transactions contemplated by the Merger Agreement, and Baker has made representations to IMS and us to this effect.

Section 2504 of the PBCL provides that the applicability of Chapter 25 of the PBCL to a registered corporation having a class or series of shares entitled to vote generally in the election of directors registered under the Exchange Act or otherwise satisfying the definition of a registered corporation under Section 2502(l) of the PBCL shall terminate immediately upon the termination of the status of the corporation as a registered corporation. The purchase of a substantial number of Shares pursuant to the Offer may result in Baker being able to terminate its Exchange Act registration, although Baker has no current intention to do so prior to the Effective Time. A provision in Subchapter 25F, moreover, provides that a registered corporation will not cease to be subject to Subchapter 25F by reason of events occurring or actions taken while the corporation is subject to the provisions of Subchapter 25F.

We reserve the right to challenge the validity or applicability of any takeover laws allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover laws apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, we may not be obligated to accept for purchase, or pay for, any Shares tendered.

We are not aware of any other takeover statutes that are applicable to the Offer or the Merger and have not attempted to comply with any other takeover statutes. If any government official or third party should seek to apply any Takeover Statute to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and Baker, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such takeover statute in appropriate court proceedings. In the event it is asserted that one or more takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15—“Certain Conditions of the Offer”.

Other State Takeover Laws. A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, Shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. To the extent that these state takeover statutes (other than the PBCL) purport to apply to the Offer or the Merger, IMS believes that there are reasonable bases for contesting such laws.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 14—“Conditions of the Offer”.

Legal Proceedings. On August 8, 2013, the Baker Board received two demand letters from purported shareholders of Baker (the “Demand Letters”). Each purported shareholder alleges that the members of the Baker Board breached their fiduciary duties to Baker and its shareholders in connection with the transactions contemplated by the Merger Agreement. In particular, the purported shareholders allege that Baker has suffered damages as a result of the Baker Board’s actions because: (i) the per share consideration is allegedly inadequate and undervalues Baker and (ii) the Baker Board allegedly agreed to provisions in the Merger Agreement which could preclude other bidders from making successful competing offers for Baker. The purported shareholders have demanded that the Baker Board remedy the foregoing breaches of fiduciary duties. On August 21, 2013, the Baker Board appointed a special committee to consider the allegations set forth in the Demand Letters.

Antitrust Compliance. Under the HSR Act and the rules that have been promulgated thereunder, certain acquisitions of voting securities or assets may not be consummated unless Notification and Report Forms have been filed with the Antitrust Division of the U.S. Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements and may not be completed until the expiration or termination of the waiting period, discussed below, following the filing by IMS, as the ultimate parent entity of Purchaser, of a Notification and Report Form.

On August 12, 2013, IMS filed a Notification and Report Form under the HSR Act with the DOJ and the FTC, and on August 13, 2013, Baker filed a Notification and Report Form under the HSR Act with the DOJ and the FTC. The waiting period applicable to the purchase of Shares pursuant to the Offer expired at 11:59 p.m., New York City time, on August 27, 2013, as neither IMS nor Baker received a request for additional information or documentary material prior to that time.

The DOJ and the FTC routinely evaluate the legality under the antitrust laws of transactions such as Purchaser’s acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the DOJ or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, such as seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of some of Purchaser’s or Baker’s assets. Private parties and state attorneys general may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result will be.

Under the merger control rules of jurisdictions outside the United States where IMS or Baker and their respective subsidiaries conduct business, filings may be required and it may be necessary to observe waiting periods prior to consummation of the transaction. Under the terms of the Merger Agreement, IMS has agreed to use its reasonable best efforts to make such filings and seek such approvals. Any such filings must be made by IMS as soon as reasonably practicable. The period for review of the transaction will vary from jurisdiction to jurisdiction and may be affected by a variety of factors. Whether or not filings are required, the review powers vested in foreign competition authorities include the ability to challenge the legality of the transaction on the basis of its effects on competition or otherwise on the public interest. At any time before (and in some cases after) consummation of the transaction, foreign competition authorities may seek to enjoin the purchase of Shares pursuant to the Offer, or seek divestiture of the Shares so acquired, or seek divestiture of IMS or Baker assets. There can be no assurance that a challenge to the Offer under foreign Merger control rules will not be made, or, if such a challenge is made, what the result will be. See Section 14—“Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to certain governmental actions, Section 12—“Purpose of the Offer; Plans for Baker; the Merger Agreement; the Non-Disclosure and Confidentiality Agreement; Facilitation Agreement; Dissenters Rights; Going Private Transactions—the Merger Agreement—Termination” for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions and Section 12—“Purpose of the Offer; Plans for Baker; the Merger Agreement; the Non-Disclosure and Confidentiality Agreement; Facilitation Agreement; Dissenters Rights; Going Private Transactions—the Merger Agreement—Third-Party Consents and Regulatory Approvals” with respect to certain obligations of the parties related to obtaining regulatory, including antitrust, approvals. Purchaser may, if any condition to the Offer, including the Antitrust Condition, is not satisfied or waived on any scheduled Expiration Date, extend the Expiration Date as described above.

16.	Fees and Expenses.

Jefferies LLC has provided certain financial advisory services to IMS and Purchaser in connection with the Offer and Merger, for which IMS has agreed to exculpate Jefferies LLC against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. In the ordinary course of business, Jefferies LLC and its affiliates may actively trade or hold the securities of Baker for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in those securities.

We have retained Georgeson Inc. to act as the Information Agent, American Stock Transfer & Trust Company, LLC to act as the Depositary and Jefferies LLC to act as Dealer-Manager in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent, the Depositary and the Dealer-Manager each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with their respective services, including certain liabilities under the federal securities laws.

Other than as set forth above, we will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

17.	Miscellaneous.

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any law or order. If we become aware of any law or order prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply therewith. If, after a good faith effort, we may not comply with the law or order, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of us or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of us or IMS not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to its Schedule TO. In addition, Baker has filed the Schedule 14d-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits to such Schedule 14D-9, setting forth its recommendation and furnishing certain additional related information. Our Schedule TO and the Schedule 14d-9 and any exhibits or amendments may be examined and copies may be obtained from the SEC in the manner described in Section 8—“Certain Information Concerning Baker” and Section 9—“Certain Information Concerning Purchaser and IMS”.

CDL ACQUISITION CO. INC.

September 9, 2013

SCHEDULE I

MANAGERS AND EXECUTIVE OFFICERS OF INTEGRATED MISSION SOLUTIONS, LLC

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each manager and executive officer of IMS are set forth below. Unless otherwise indicated below, the current business address of each manager and executive officer is 11 Canal Center Plaza, Alexandria, VA 22314. Unless otherwise indicated below, the current business telephone number of each manager and executive officer is (202) 737-5220. Each of the managers and executive officers of Integrated Mission Solutions, LLC is a citizen of the United States of America.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Thomas J. Campbell	Mr. Campbell currently serves on the Board of Managers of IMS and as the Chairman of IMS, positions that he has held since its formation in October 2012. Mr. Campbell may be deemed to control IMS and Purchaser through his direct and indirect ownership of IMS’s voting securities. Mr. Campbell is Founder and President of DC Capital Partners, LLC, a Washington, DC based investment firm established in 2007, which focuses primarily on making controlled equity investments and selectively investing in public and private fixed income and equity securities in a broad range of U.S. Government related companies. Mr. Campbell is the Chairman and, through his direct and indirect ownership of IMS’s voting securities, the controlling shareholder of the eight operating companies owned by IMS that operate under two business units: (I) Engineering and Development and (II) Technology and Intelligence. He is also Chairman of The Spectrum Group LLC, a leading Washington, D.C. based consulting firm. Other investments recently controlled by Mr. Campbell and for which he served as Chairman include, but are not limited to, National Interest Security Company, LLC and International Development Solutions, LLC. Prior to founding DC Capital Partners in 2007, Mr. Campbell was a partner at Veritas Capital Management, LLC, a position he held from 1992 through 2006 having been a co-founder of The Veritas Capital Fund, L.P. and one of the two Managing Members of the successor fund, The Veritas Capital Fund II, L.P. Mr. Campbell currently is a member of the Board of Trustees of Lehigh University and The Pomfret School. He currently serves on the Board of Directors and is Treasurer of the National Guard Youth Foundation. He also serves on the Board of Directors of USO-Metro and is Vice Chairman of the Board of Governors of the Middle East Institute. Mr. Campbell received a B.S. degree in business and economics with a double major in finance and accounting from Lehigh University.

Kurt Bergman	Mr. Bergman is the President of IMS, a position he has held since August 2013. He has been the Chief Executive Officer and President of KS International, LLC, a leading global provider of mission-critical engineering, design, construction, training, and full life cycle logistics services and solutions to U.S. Government agencies, since May 2012. Mr. Bergman has more than 20 years of experience in leading large-scale projects, programs, operations, and business development efforts with the United States Air Force and on behalf of large, global engineering and constructions services companies supporting the Department of Defense and Department of State in programming, construction, design, base operating support and contingency response operations throughout the U.S. and international markets. Prior to joining KSI, Mr. Bergman worked from 2005 to 2012 at URS Corporation, where he led the International Contingency

Name	Current Principal Occupation or Employment and Five-Year Employment History

Operations Practice encompassing all operational capabilities from Front End Engineering Services, Environmental Response and Remediation through Professional and Technical Services to Construction. Prior to working at URS, Mr. Bergman also held positions at MacAulay-Brown, Inc., leading IT and Knowledge Management Solutions and Services supporting the USAF Overseas Engineering Operations, TRW/Northrop Grumman and was a Civil Engineering Officer with the United States Air Force.

T. Gail Dady	Ms. Dady currently serves on the Board of Managers of IMS and as the Executive Vice President and Secretary of IMS, positions that she has held since its formation in October 2012. Ms. Dady has been a Partner at DC Capital since its formation in 2007. Currently, Ms. Dady also serves on the Boards of The Spectrum Group, LLC and the various operating subsidiaries of IMS. Ms. Dady previously served on the Board of Directors of National Interest Security Company, LLC and International Development Solutions, LLC. Before joining DC Capital, she served as a Principal of Veritas Capital, managing the Washington DC office, and as Chief Operating Officer of Quarterdeck Investment Partners, Inc. Ms. Dady previously served for 20 years in the United States Navy, attaining the rank of Commander. During her naval career, Ms. Dady served on the staff of the Chairman of the Joint Chiefs of Staff, the Commander of Allied Forces Southern Europe, and the Department of State’s Bureau of Political/Military Affairs. Ms. Dady is a member of the Council on Foreign Relations and serves as Vice Chairman of the Board of Directors of the National Guard Youth Foundation. She holds a B.A. in political science from East Tennessee State University, and an M.A. in international relations from the Fletcher School of Law and Diplomacy at Tufts University. Ms. Dady served as a Federal Executive Fellow at the Center for International Affairs at Harvard University.

Douglas T. Lake	Mr. Lake currently serves on the Board of Managers of IMS and as the Chief Financial Officer and Treasurer of IMS, positions that he has held since its formation in October 2012. Mr. Lake has been a Partner at DC Capital since its formation in 2007. Currently, Mr. Lake also serves on the Boards of The Spectrum Group, LLC and various operating subsidiaries of IMS. Mr. Lake previously served on the Board of Directors of National Interest Security Company, LLC and International Development Solutions, LLC. Before joining DC Capital, Mr. Lake previously worked at Veritas Capital. Mr. Lake began his professional career working in corporate finance at J.P. Morgan Securities. Mr. Lake holds a B.A. in Economics from Trinity College and an M.B.A. from Columbia Business School.

Kara Bue	Ms. Bue has served on the Board of Managers of IMS and/or certain of its subsidiaries since February 2010. Ms. Bue is a founding partner of Armitage International, L.C., a consulting firm formed in 2005 that specializes in international business development, strategic planning, and problem solving. Previously, Ms. Bue served as Deputy Assistant Secretary of State for Regional Stability within the Bureau of Political-Military Affairs, as well as Special Assistant to then-Deputy Secretary of State Richard L. Armitage. Ms. Bue is admitted to practice law in California and the District of Columbia, and for seven years was in private practice as a corporate lawyer specializing in financial services law. Prior to law school, she served as Special Assistant to the Deputy

Name	Current Principal Occupation or Employment and Five-Year Employment History

Under Secretary of Defense for Policy; Special Assistant to the Assistant Secretary of the Army for Research, Development and Acquisition; and as a policy analyst for SRS Technologies. Ms. Bue is a recipient of the State Department’s Superior Honor Award. Ms. Bue is a member of the Board of Advisors of the Center for Civil- Military Relations (CCMR) at the Naval Postgraduate School and teaches courses on civil-military relations through CCMR to foreign civilian and military participants. She is a recipient of the State Department’s Superior Honor Award, and a graduate of Brown University and Loyola Law School, Los Angeles.

Ambassador Henry Crumpton
Ambassador Crumpton has served on the Board of Managers of IMS and/or certain of its subsidiaries since February 2010. Ambassador Crumpton is the Founder of Crumpton Group LLC, a strategic international advisory and business development firm formed in 2007 that works with global corporations, including those in the infrastructure, energy, and financial services industries. Currently, Ambassador Crumpton serves as a director of Argan Inc., and also serves on the advisory boards of The Coca-Cola Company, AECOM, Inc., and DC Capital. Ambassador Crumption previously held positions as the Coordinator for Counterterrorism at the U.S. Department of State; Chief of the Central Intelligence Agency’s National Resources Division; the Deputy Chief of the International Terrorism Operations Section at the Federal Bureau of Investigation; and the Deputy Chief (Operations) of the Central Intelligence Agency’s Counterterrorism Center. In addition, Ambassador Crumpton led the Central Intelligence Agency’s Afghanistan campaign from 2001-2002. Ambassador Crumpton is the recipient of the Intelligence Commendation Medal; the George H.W. Bush Award for excellence in counterterrorism; the Sherman Kent Award, in recognition of an outstanding contribution to the literature of intelligence; the Donovan Award; and the Distinguished Intelligence Medal, the Central Intelligence Agency’s highest award for achievement. In addition, Ambassador Crumpton is a member of the Council on Foreign Relations and an honorary member of the OSS Society. Ambassador Crumpton received a B.A. in political science from the University of New Mexico and a Masters in international public policy, with honors, from Johns Hopkins University’s School of Advanced International Studies.

General Michael Hayden	General Hayden has served on the Board of Managers of IMS and/or certain of its subsidiaries since April 2009. General Hayden is a Principal at the Chertoff Group, a security consultancy co-founded by former Homeland Security Secretary Michael Chertoff, and currently serves on the Board of Directors of Motorola Solutions. General Hayden also serves as a distinguished visiting professor at the George Mason University School of Public Policy. General Hayden, a retired four-star general of the United States Air Force, previously held positions as Director of the Central Intelligence Agency; Director of the National Security Agency; Principal Deputy Director of National Intelligence, the highest-ranking military intelligence officer in the country; Commander of the Air Intelligence Agency; Director of the Joint Command and Control Warfare Center; and Deputy Chief of Staff for the United Nations Command and U.S. Forces in South Korea. General Hayden received a B.A. in history and an M.A. in American history, both from Duquesne University.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Joanne Isham	Ms. Isham joined the Board of Managers of IMS in August 2013. Ms. Isham is the President of Isham Associates, LLC. Isham Associates, founded in 2006, partners with clients to identify and shape high value strategic business opportunities, address critical business and program challenges, develop a high-performance culture and position clients for success. In addition, Ms. Isham is currently a member of the Board of Trustees of Analytic Services, Inc., and serves on the Board of Directors of the Hertz Foundation and the CIA Officers Memorial Foundation. Ms. Isham previously served as Deputy Director of the National Geospatial-Intelligence Agency; Deputy Director for Science and Technology at the Central Intelligence Agency; Director of Congressional Affairs for the Central Intelligence Agency; Deputy Director of the Resource Management Office; Director of Program Analysis of the Community Management Staff; Director of Legislative Affairs at the National Reconnaissance Office; and Program Manager at the National Reconnaissance Office. Following her retirement from the Central Intelligence Agency, Ms. Isham served as Senior Vice President for the Washington Operations of L-1 Identity Solutions, Chief Operating Officer of High Performance Technologies, Inc., and Vice President, Deputy General Manager of Network Systems at BAE Systems. Ms. Isham is a recipient of the National Intelligence Distinguished Service Medal, the Department of Defense Distinguished Civilian Service Award, the National Intelligence Medal of Achievement, the Central Intelligence and National Geospatial-Intelligence Agency Distinguished Intelligence Medals and the DIA Director’s Award. Ms. Isham is a graduate of the University of Notre Dame.

Donald Kerr, Jr. Ph.D	Dr. Kerr has served on the Board of Managers of IMS and/or certain of its subsidiaries since May 2010. Dr. Kerr is a Research Professor in George Mason University’s Volgenau School of Engineering, serves as a Trustee of the MITRE Corporation, and is an advisor for several aerospace and defense firms. His government assignments include Principal Deputy Director of National Intelligence (2007-2009), Director of the National Reconnaissance Office (2005-2007), CIA Deputy Director for Science and Technology (2001-2005), Assistant Director of the FBI in charge of the Laboratory Division (1997-2001), and Deputy Assistant Secretary of Energy (1977-79). Dr. Kerr has held senior industry positions as President and a Director of EG&G, Inc.(1989-92) and Corporate Executive Vice President and a Director of SAIC (1993-96). He was the fourth Director of the Los Alamos National Laboratory from 1979 through 1985. He is a Fellow of the American Physical Society and the American Association for the Advancement of Science and serves as a member of the Defense Science Board. Dr. Kerr received the CIA Distinguished Intelligence Medal (2005) and the National Intelligence Distinguished Service Medal (2009). He received a B.S. degree in electrical engineering, an M.S. in microwave electronics, and a Ph.D. in plasma physics and microwave electronics, all from Cornell University.

Admiral James Stavridis	Admiral Stavridis joined the Board of Managers of IMS in August 2013. Admiral Stavridis serves as the Dean of the Fletcher School of Law and Diplomacy at Tufts University, a position he has held since May 2013. A retired four-star United States Navy admiral, Admiral Stavridis previously served as the Supreme Allied Commander of NATO; Commander of the U.S. European Command; and Senior Military Assistant to the Secretary of Defense and the

Name	Current Principal Occupation or Employment and Five-Year Employment History

Secretary of the Navy. Admiral Stavridis also previously served on multiple commands, including Navy destroyers, ship squadrons, the Carrier Strike Group, NATO, Combatant Commands, and other global operations. Admiral Stavridis is a recipient of the Defense Distinguished Service Medal, the Navy Distinguished Service Medal, the Defense Superior Service Medal, the Legion of Merit, the NATO Meritorious Service Medal, the Intrepid Freedom Award, the Athenagoras Human Rights Award, the Council on Foreign Relations International Affairs Fellowship, the Alfred Thayer Mahan Award, the John Paul Jones Award, and the Arleigh Burke Award. Admiral Stavridis is a member of the Council on Foreign Relations, and received a B.S. in literature from the U.S. Naval Academy, as well as an M.A. in law and diplomacy and a PhD in international relations, both from the Fletcher School of Law and Diplomacy at Tufts University.

General Anthony Zinni	General Zinni has served on the Board of Managers of IMS and/or certain of its subsidiaries since April 2009. Since 2000, he has been self-employed as a consultant. A retired four-star general of the United States Marine Corps, General Zinni previously commanded the U.S. Central Command prior to retiring from the military in 2000. General Zinni has also served as President of UCLA’s Center for Middle East Development; a Distinguished Advisor at the Center for Strategic and International Studies; Chairman of the Board of the Middle East Institute; Chairman of the Council’s Middle East Forum; Chairman of the Board of the Institute of World Affairs; Co-Chair of the American Security Project; Co-Chair of The Center for U.S. Global Engagement’s National Security Advisory Council; a Camden Conference Fellow; an Honorary Fellow at the Foreign Policy Association; a member of the board of the American Academy of Diplomacy, the Henri Dunant Centre, the Atlantic Council, the Peace Research Endowment, Inter Mediate, and the Marine Corps Heritage Foundation; and a member of the Senate Foreign Relations Committee Policy Advisory Group, Council on Foreign Relations, Marine Corps League, and the Marine Corps Association. General Zinni was Chairman, CEO, and President of a major defense company, Executive Vice President of an international government services company, and President of International Operations for a manufacturing company. He has held positions on several boards of directors and advisors of major companies in the fields of government services, manufacturing, telecommunications, electronics, hospitality and hotels, defense industries, software development, financial services, shipbuilding, mining, cyber security, film making, energy, and capital investment. He is a recipient of the Defense Distinguished Service Medal with Oak Leaf Cluster; the Distinguished Service Medal; the Defense Superior Service Medal with two Oak Leaf Clusters; the Bronze Star with Combat “V” and Gold Star; the Purple Heart; the Meritorious Service Medal with Gold Star; the Navy Commendation Medal with Combat “V” and Gold Star; the Navy Achievement Medal with Gold Star; the Combat Action Ribbon and numerous civilian awards. General Zinni received a B.S. degree in economics from Villanova University, a master’s degree in international relations from Salvae Regina College, and a master’s degree in business from Central Michigan University.

DIRECTORS AND EXECUTIVE OFFICERS OF CDL ACQUISITION CO. INC.

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of CDL Acquisition Co. Inc. are set forth below. Unless otherwise indicated below, the current business address of each director and executive officer is 11 Canal Center Plaza, Alexandria, VA 22314. Unless otherwise indicated below, the current business telephone of each director and executive officer is (202) 737-5220. Each of the directors and executive officers of CDL Acquisition Co., Inc. is a citizen of the United States of America.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Thomas J. Campbell	Mr. Campbell currently serves on the Board of Directors of Purchaser and as the Chairman of the Purchaser, positions that he has held since its formation on July 24, 2013. Please refer to the description of his employment history in the table above.

Douglas T. Lake	Mr. Lake currently serves on the Board of Directors of Purchaser and as the Chief Financial Officer, Secretary and Treasurer of Purchaser, positions he has held since its formation on July 24, 2013. Please refer to the description of his employment history in the table above.

The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

American Stock Transfer & Trust Company, LLC

By Mail	By Hand or Overnight Delivery:

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219 (Until 12:00 midnight New York City time on the Expiration Date)

Phone: Toll-free (877) 248-6417 (718) 921-8317 Fax: (718) 234-5001

The Information Agent for the Offer is:

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

All Holders Call Toll Free: (888) 666-2580

Email: MichaelBaker@georgeson.com

The Dealer-Manager for the Offer is:

520 Madison Ave

New York, NY 10022

All Holders Call Toll Free: (877) 547-6340